FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
March 17, 2006
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:
	Name	Mark Laurie
	Title:	Company Secretary
Date: 17 March 2006

2 Lihir Gold Annual Report 2005

People | Result | Growth 3

4      Lihir Gold Annual Report 2005

Chairman’s Review
Dear shareholder,
2005 was a big year for Lihir Gold Ltd. It marked the transition from a long period in which a large and technically challenging project was established, to a new era of expanding production, reduced costs and structural transformation.
The Company moved into the mining of higher grade ores at Lihir after carrying large costs to gain access to them. It went a long way towards replacing increasingly expensive petroleum by geothermal power. It committed to substantial investment to expand production at low cost.
These developments established conditions under which the Company could move to fully independent management after a decade of management under contract by Rio Tinto.
The new management team, led by Arthur Hood, is charged with the task of converting the Lihir ore body into maximum value for shareholders. This will be reflected over time in expanded output, lower unit costs and greatly increased cashflows at Lihir. The Board of Directors holds the view that the value of the Lihir project may be greatest within a multi-mine Company and the higher performance at Lihir will allow the new management team to explore this possibility from a sound base.
The changes within Lihir, in a rising gold price environment, began to be recognised by the investment community in 2005. The Company’s share price increased by 88 percent during 2005, making Lihir Gold one of the 10 best performing stocks in the ASX 200.
The defining event of the year was the termination of the Rio Tinto management agreement and the move to fully independent management in October. This represents a coming of age for Lihir a decade after the Company’s formation. It reflects the Lihir project’s strength and the Company’s Maturity.
Rio Tinto had managed the Lihir operation since 1995 under contract. The technical strengths and management processes of the Rio Tinto group underpinned the construction and early production of the mine, based on a complex ore body in a challenging environment.
As the Lihir operation became well established, the Company became less reliant on Rio Tinto and the benefits of the relationship less pronounced. By the middle of 2005, only three Rio employees were directly involved in Lihir management. This was reflected by the reduction of the management fee from $3.4 million to $1.5 million in 2004, and in last year’s Annual Report, I signalled that the next CEO of the Company would not necessarily be drawn from Rio Tinto.
The retirement of Neil Swan as CEO in October presented an opportunity to finalise the transition that had been developing under his successful stewardship. The installation of an independent management team, responsible solely and directly to the Lihir Board of directors, was the final step in Lihir’s evolution into a fully independent, major gold producer. This was followed by Rio Tinto’s sale of its 14 percent equity stake in Lihir Gold Ltd in December 2005.
After an extensive international search, Arthur Hood was appointed Managing Director and CEO from October 1. Arthur, an engineer by profession, came from Placer Dome, where he had spent 17 years in senior management roles in developing countries, most recently as Managing Director of the Tanzanian operations. He brought extensive practical mining experience, including many years in senior management roles in Papua New Guinea. Arthur is superbly equipped to take Lihir forward.
The new management team will build on several major developments in recent years, which will contribute to substantially higher output and lower costs. 2005 saw the transition of mining operations from the original, now largely-depleted Minifie pit, where mining commenced in 1997, to the new Lienetz pit. Lienetz is a rich ore body, deeper than Minifie, but higher in grade and it will be the main source of ore for many years.
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6      Lihir Gold Annual Report 2005

Chairman’s Review
Mining in Lienetz is scheduled to continue until 2015, at which time the focus will shift to a third pit, Kapit.
The transition from Minifie to Lienetz was costly, but positions the Company well for the future. Mining operations are now well advanced in Lienetz, the ore body is developing in accordance with our plans and it promises to yield more than 10 million ounces of gold in the coming years.
A second development was the completion of a 30 megawatt geothermal power station on site to gain access to very cheap power for the operation.
The power station was commissioned in July 2005, which proved to be very fortunate timing, coinciding with the sharp escalation in global fuel prices. The power station was constructed at a cost of approximately $50 million, and it is saving the Company almost $20 million per year based on current oil prices.
An expansion of the station, through the addition of another two turbines with 20MW capacity, is currently under construction and scheduled for completion by the end of the year.
The third major development on Lihir was the decision to proceed with the construction of a flotation circuit in the process plant. The flotation expansion represents a step change in the production capacity of the plant, lifting gold output by approximately 140,000 ounces per year to more than 800,000 ounces.
The flotation circuit will cost approximately $162 million and is scheduled to commence commissioning in the first quarter of 2007. It will have a major impact on the overall economics of the operation, because the additional operating costs associated with the circuit are relatively low. The incremental gold will be produced at less than $120 an ounce.
Together, these operational improvements position the Company well for the future, with the benefits already beginning to become evident in the Company’s financial results.
Financial results
For the 12 months to December 2005 , the Company reported a net profit of $9.8 million. In nominal terms, that compares with a reported profit of $329.2 million in 2004. However the comparison is not meaningful, because the 2004 profit included significant one-off write-backs of previously impaired assets. On a like-for-like basis, profit before impairment adjustments and tax fell from $43.9 million in 2004, to $15.7 million in 2005.
The result for the period was lower than had been expected, due mainly to the landslide which occurred on the hillside to the north of the mine on October 9, destroying the roadway from the townsite to the mine and cutting water supply to the plant, halting production.
Two employees were killed in the slide, the first fatalities since the construction of the mine was completed.
On behalf of the Board, I would like to acknowledge Kivung Warwakai and Michael Kaisah for their contributions to the Company and again offer my condolences to their families. While this tragedy resulted from a landslide outside the mine, and is not directly related to mining, it is a grim reminder of the hazards inherent in our industry. It underlines the central importance of maintaining the highest standards of safety and risk management.
The landslide caused the loss of almost one month’s gold production in the final quarter, reducing gold output by around 100,000 ounces, worth approximately $50 million in revenues.
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8      Lihir Gold Annual Report 2005

Chairman’s Review
Considering that the operation has a relatively high proportion of fixed costs, this reduction in revenue has a large impact on profitability. Full year gold production was 596,000 ounces, which was only slightly below the previous full year, which was a good result under the circumstances.
Outlook
Clearly, the strength in the gold price, now close to a 24 year peak, is beneficial for all gold miners, but particularly for Lihir which is highly leveraged to fluctuations in the gold price. Around 70 percent of production is sold at spot gold prices in the immediate future and some 30 percent of revenues have been committed in forward sales.
The combination of the developments described above, and the new management arrangements, provide good reason for the Board to be confident that your Company is moving firmly in the right direction, and will report improved financial results in the current year and again in 2007.
Community and environment
The Company has always placed high priority on the quality of its relations with the Lihir community and of its environmental management. These matters are reviewed regularly and in detail by a Board Committee. I am pleased that the patience and constructive approach of community leaders and Company personnel has been rewarded with an agreement on a new Integrated Benefits Package (IBP). The new IBP defines Company obligations to compensate the community for the loss of amenity that has come with the mine, within financial parameters that the Board judges to be reasonable.
The geothermal facility, in addition to greatly reducing costs, significantly reduces greenhouse emissions. I am delighted that this was recognised in the announcement at the annual Mines and Money World Congress in London in December 2005, that Lihir Gold Ltd was the winner of the Mining Journal Outstanding Achievement Award for Sustainable Development.
Board composition
I would like to welcome to the Board a new director, Bruce Brook, who joined in December. Bruce is a distinguished chartered accountant with 17 years experience in the mining industry. His appointment to the Board adds depth in the areas of finance and accounting, and extensive experience in broader fields of international commerce related to the mining industry.
I also would like to take this opportunity to thank Neil Swan for his contribution to the Company. He led the operation through a difficult transitional period, and achieved great progress in improving the reliability of the plant and building a platform for future growth. His commitment to Lihir Gold Ltd was essential to the smooth transition from Rio Tinto management. On behalf of all of the directors, I wish him well in his retirement.
I would like to note the contributions that John O’Reilly has made as the first Chief Executive Officer of the Company during construction and early production from 1995 to 1998 and for most of the time since then as a representative of Rio Tinto Ltd on the Board. Rio Tinto’s right to appoint a director ceased in December 2005, with the sale of its equity in the Company. Recognising the importance of continuity at this time of great change, I, on behalf of the Board, asked John to stay on for a period as an independent director. John has agreed to continue as a director until the end of 2006.
There have been changes to the composition and scope of Board committees over the past year. Bruce Brook now chairs the Audit Committee and Winifred Kamit the Lihir Impact and Environment Committee. A new Safety and Technical Committee is chaired by Peter Cassidy.
Finally, I would like to commend all of the employees of the Company for their hard work and commitment during 2005. Thank you also to my fellow directors for their wise counsel during the year, and I extend my gratitude to you, the shareholders, for your ongoing support.
Ross Garnaut
Chairman
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10      Lihir Gold Annual Report 2005

Managing Director’s Report
Dear shareholder,
Lihir Gold Ltd has long been recognised as a Company with tremendous potential.
We mine one of the largest gold deposits in the world, with 40 million ounces of gold in resources, including 21 million ounces in reserves.
We have a well-established infrastructure, a skilled, committed workforce and a strong working relationship with the local community. Furthermore, Lihir is now a Company at a crossroads, poised for a significant improvement in productivity and profitability.
I joined the Company as Managing Director and Chief Executive Officer in October because I could see the huge untapped potential in Lihir.
After five months in the role, I remain very confident that this Company has a great future, and will deliver that value for shareholders in the years to come, turning potential into reality. But we are only at the start of the journey, and have many challenges to overcome.
The move to independent management, outside of the Rio Tinto umbrella, represents a milestone in our history. It means that Lihir Gold is now standing on its own two feet, with an autonomous management team squarely focused on the development of the Company, and in a unique position to determine the future of the organisation.
Consequently, one of my first priorities as Managing Director was to work with the management team to chart a course for Lihir Gold — to decide how we could deliver on the Company’s huge potential for our shareholders and all of our other stakeholders.
As a priority, we needed to establish a long term vision for the Company. In this Annual Report, I am pleased to present to you the Vision, the Values and the Purpose of the new Lihir Gold.
Vision — The New Lihir Gold: People, Results, Growth
We aim to develop our skilled and committed workforce and strong relationship with the community and government, to enable us to achieve excellent operational and financial results, which will then give us the financial strength to grow your Company.
We will operate in a way that reflects our core values of Fairness and Respect, Honesty and Integrity, Teamwork and Achievement.
And by fully engaging and developing our people, we will:
•	consistently produce greater than 1 million ounces of gold per year at a gross cash cost in the lowest quartile of producers;

•	assist the community and local government achieve sustainable development; and

•	grow to a multi-site Company.
I am now in the process of building the management team that will enable us to deliver these goals.
The Vision, Values and Purpose are presented as a theme of this report and will continue to feature in years to come. I stress that they represent longer term aspirations. We will not be producing one million ounces of gold this year or next. But we have already started to work out how and when we will achieve that goal.
Similarly, we have no immediate plans to become a multi-site Company. But we are constantly looking at opportunities to ensure that we are abreast of market developments and able to move quickly if we see a way to add value for shareholders.
Together these Vision, Values and Purpose statements represent the framework for the future of the Company, setting out for staff, shareholders, our business partners and the community exactly where we are aiming to take this Company, how we plan to get there and the type of Company we are building.
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12      Lihir Gold Annual Report 2005

Managing Director’s Report
In the coming months, we will be working to drive these concepts through the organisation to renew the culture and instill a sense of corporate purpose, urgency, vitality and enthusiasm through the New Lihir Gold.
Financial results overview
Turning then to the 2005 year review, net profit after tax was $9.8 million, and operating cashflow was $9.5 million.
This was lower than initially expected, affected by the landslide in October. However the underlying trends were strongly positive, with the financial performance improving dramatically in the second half. The first half loss of $20.8 million was followed by a second half profit of $30.6 million. Operating cashflow increased from negative $42.9 million in the six months to June to $52.4 million in the second half.
Results for the first half reflected the transitional stage of mining operations out of the largely depleted Minifie pit, and into the newly developed Lienetz pit. Ore grades at the bottom of Minifie were reducing over the period, and the higher grade segments of Lienetz had not yet been reached. This meant that average ore grades were relatively low, leading to gold production of just 231,000 ounces, while operating costs increased mainly due to rising oil prices.
The second half saw mining begin to access the higher grade segments of the Lienetz ore body, leading to record quarterly gold production of 193,000 ounces in the third quarter, and a gold grade of 7.15 grams per tonne.
Landslide
The Company was on track for record gold production for the year, and a strong improvement in profitability, when the landslide occurred on October 9.
Our engineers and geologists had been aware of movement in the area of the landslide for some months, and after extensive monitoring and examination, expert external advice was that the area would continue to move slowly over time.
We monitored the movement carefully. However, a number of factors appear to have conspired to increase the instability of the hillside, triggering the slide. These factors included seismic activity in the wider region in the months before and some unusually heavy rains in the prior weeks.
The development of a number of hidden underground springs also may have lubricated the slip plane.
All the information available has been back-analysed by external geotechnical specialists. At the time of writing, we only have a draft report, but it appears unlikely a specific trigger will be identified. This is not uncommon in such situations and indicates the difficulties of predicting such events. I am satisfied that all appropriate and reasonable monitoring and safety measures were undertaken on this occasion. The Coroner and Mines Inspector have also conducted inquiries and agreed that this was simply an unpredictable event.
Tragically, it caused the deaths of two people who had been in the vicinity when the slide occurred at 3am. These were the first fatalities at Lihir since the end of construction almost a decade ago.
The landslide and associated water supply interruptions caused production to be halted for almost a month. Water supply was restored by early November, a new roadway has been built across the slide area, and operations have now returned to normal.
However, the landslide had a significant impact on the financial results for the period, reducing revenues by approximately $50 million.
Revenues
Consequently, total revenue for the year was down four percent compared with the prior year, at $224.9 million, affected by reduced overall gold sales and increased hedge deliveries.
Some 592,000 ounces of gold were sold in the year at an average cash price of $412 an ounce, up from $399 in 2004. The total included 345,000 ounces sold at a spot price of $469 an ounce and 247,000 ounces delivered into hedge contracts at an average price of approximately $331 an ounce.
Hedge restructure
During the year, the Company undertook a major restructuring of the hedge book as part of a refinancing package aimed at securing funding for the construction of the proposed flotation expansion project.
The Company announced in September that it had borrowed 480,000 ounces of gold from a syndicate of 12 banks, led by ABN AMRO and including the four major Australian banks. Lihir immediately monetized the gold, raising approximately $216 million at the prevailing spot gold price of $US449 per ounce.
The establishment of the gold loan facility provided an ideal opportunity to restructure the hedge book, smoothing the profile of future gold deliveries and improving the Company’s financial flexibility.
People | Results | Growth      13

Our Purpose:
By fully engaging and developing our people we will
. Consistently produce greater than 1 million ounces of gold per year at a gross cash cost in the lowest quartile of producers
. Assist the community and local government achieve sustainable development and
. Grow to a multi-site Company to deliver superior returns to shareholders.
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Managing Director’s Report
This was achieved by investing $US62 million in cancelling substantial out of the money hedges, extending maturity dates and increasing strike prices for a major portion of the book.
Following the completion of the restructure, the hedge book was reduced from 1.7 million ounces to 1.2 million ounces plus the gold loan of 480,000 ounces. Over the year as a whole, the hedge book, including the gold loan, was reduced from 2 million ounces to 1.7 million.
The restructure will result in an improvement in cash flows in future years and establishes a more transparent program of hedge deliveries. The Company is committed to the schedule, which will see the total hedge book reduced to less than 1 million ounces (including the gold loan) by the end of 2008.
This was the first gold loan in the Australian market since 1999. The landmark nature of the transaction was publicly recognised when it was awarded the Asia Pacific Mining Deal of the Year by Euromoney Project Finance publication, and the Asia Pacific Mining Deal of the Year Award from Project Finance International.
By the end of the year, while the total hedge book had been reduced, the increasing gold price had meant that the negative mark-to-market value of the book had increased to $263 million based on a spot price of $517 an ounce.
During 2006, 206,500 ounces are scheduled for delivery into hedges at an average price of approximately $330 an ounce. This is equivalent to less than a third of annual production. The total hedge book represents less than 6.5 percent of reserves and 3.1 percent of resources.
Costs
For the year as a whole, gross cash costs per ounce were high at $372, but this was primarily a function of the low production in the first half. The unit cost profile of the Company is improving due to a combination of rising output, increased efficiency and cost savings from development of geothermal power.
Gross cash costs reduced to $293 per ounce in the second half, from $497 per ounce in the first half, which was against the trend in the industry, where most participants are struggling with rapidly rising fuel and power generation costs.
The commissioning of the 30MW geothermal power plant in July increased geothermal power generation capacity to 36MW, which saved approximately $11.6 million in power generation costs in the year. This was partly offset by increases in fuel prices, particularly in the first half of the year when the operation was almost entirely reliant on heavy fuel oil for power generation.
Mining
Overall mining movements in the year totaled approximately 42 million tonnes, which was well below our stated target of 54 million tonnes, and left us behind schedule in accessing higher grade ore phases in Lienetz.
While this was partly due to the landslide, which reduced productivity by requiring employees to be moved into and out of the mine by boat, poor mobile equipment availability also had a major impact.
A number of initiatives are being implemented to lift equipment availabilities through improved maintenance practices and staffing. Five new haul trucks and an additional shovel are also being brought into service from July, boosting the truck fleet to 34 and increasing the number of shovels to five. These initiatives should ensure that required material movement rates are achieved.
A total of 3.5 million tonnes of high grade ore was mined in the year, down from 5.0 million tonnes in 2004, due to the stage of development of the pits. Some 5.9 million tonnes of economic grade ore was mined, down from 6.6 million tonnes in the prior year. Total mining cost for the year was disappointingly high at $2.34 per tonne. However, this will reduce with higher productivity and improved availabilities.
Ore grades improved steadily over the year as the richer segments of the Lienetz ore body were reached. For the year, the gold grade was 5.98 grams/tonne, and reached a record 8.54 grams/tonne in the final quarter.
Processing
Ore milled during the year was adversely affected by the plant shutdown in the final quarter, which reduced total annual plant throughput to 3.5 million tonnes, from 4.1 million tonnes in 2004. On a normalised basis, adjusting for the landslide impact, tonnage would have been 3.9 million tonnes for the year.
Overall plant reliability has improved over recent years, with autoclave operating times now at record levels. A new $5 million gravity circuit was commissioned in September to capture free gold being encountered in the Lienetz ore. This should lead to improved recoveries in future.
Development
The major initiative under way to boost processing capacity is the addition of the flotation circuit from 2007. The decision to proceed with the flotation circuit was announced in June 2005 following an extensive analysis and assessment.
Budgeted to cost a total of $162 million (including mining equipment), the flotation plant is scheduled for completion in the first quarter of 2007. Building is now well advanced and proceeding to plan.
The flotation circuit will provide significant additional flexibility to the Lihir operation, enabling low gold grade ore to be concentrated prior to processing through the autoclaves.
People | Results | Growth     15

Lihir Gold makes a significant contribution to enhancing the education and employment opportunities for the youth of Lihir.
Through its Community Development Grant to the Nimamar Rural Local Level Government, the Company provided the financial assistance to complete the third stage of the Lihir High School, pictured here under construction. Five local Lihirian companies were contracted to build a double classroom, a double science laboratory and three teacher’s houses in time for the 2006 school year.
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Managing Director’s Report
It will also enable the economic processing of ore which otherwise would have been disposed of as waste.
The circuit will lift gold production by an average of approximately 140,000 ounces per year beginning from 2007, at a marginal cost of less than $120 per ounce.
Construction of a 20MW expansion of the power plant is also proceeding, and is due for completion before year end. The expansion will take total geothermal power capacity to 56MW, which will make the operation self sufficient in power supply for the period until the flotation plant is in operation. Opportunities for further capacity to meet future power requirements are being examined.
Exploration and reserves
The addition of the flotation circuit, together with the increase in the gold price and the addition of geothermal power capacity, fundamentally change the economics of the Lihir operation. That in turn provides potential for a restatement of ore reserves, which currently stand at some 21 million ounces. Considerable work is involved in assessing the impact of these factors, and priority at the moment is on optimising the productivity of the existing operation.
Nevertheless, a reserve restatement is planned for early 2007.
In the meantime, exploration activity is mainly focused on in-fill to define the resource at the bottom of the Minifie pit, together with a drilling program to identify geothermal steam resources to support further expansion of geothermal power generation capacity.
Community and environment
A milestone achieved during the year was the signing of an updated Integrated Benefits Package (IBP) with the Lihirian community. The agreement, negotiated over a number of years, reconfirms the community license to operate and defines the level of benefits to be paid. The package rolls up all the existing obligations and establishes a comprehensive administrative system in accordance with Finance Department guidelines. Funds will be allocated through local government spending programs focused on health, education and community development.
The package involves an annual funding commitment of K20 million ($US6.2 million) for each of the next five years, plus an additional one-off investment of K7 million in an income generating business on behalf of landowners from the Special Mining Lease.
The Company’s Community Affairs strategy continues to evolve and mature, with a shift from a reactive, short term approach focused on direct compensation arrangements, to a more integrated system based on mutual obligation and sustainability, more attuned to the longer term aspirations of the community.
The finalisation of the package demonstrates the Company’s strong commitment to the solid working relationships that have been developed with the local Lihirian population and governments at all levels.
Turning then to the environment, Lihir continues to maintain an unblemished record of environmental management.
The Company’s comprehensive Environmental Management and Monitoring Programme (EMMP) covers an extensive range of atmospheric, marine and terrestrial environments. Results from ongoing monitoring continue to remain well within, and in many cases far below, the conservative impact assessments made when the original Environmental Plan was approved in 1995.
The results confirm that ocean disposal of geological waste is the most ecologically sensible and sustainable waste management system available for the Lihir conditions. Marine impact monitoring is being further expanded in the current year, and the Company’s environmental chemistry facility is being redeveloped to ensure that compliance and reporting commitments are met.
Lihir Gold last year obtained formal recognition of its Environmental Management System (EMS), achieving ISO 14001 accreditation, which confirms the high standard of environmental impact assessment, monitoring and reporting while addressing international standards.
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Managing Director’s Report
Outlook
The various initiatives outlined in this report will deliver improved productivity and reduced costs in the current year and beyond. The following table sets out the expected production profile for the five years to the end of 2010.

	2006	Average 2007–2010
Material movements (Mt)	54	55–60
Ore mined (Mt)	10	11–13
High grade ore mined (Mt)	3.8	4–4.5
Ore milled (Mt)	4.3	5.5–6.0
Autoclave feed (Mt)	4.3	4.4
Autoclave feed grade (g/t)	5.5	6.0+
Gold produced (K ozs)	670	800+
In 2006, approximately 670,000 ounces of gold will be produced, which will be a record for the Company. Beyond 2006, production will increase significantly due to the addition of the flotation circuit. For the period from 2007 to 2010 inclusive, gold production will average in excess of 800,000 ounces per year.
On the cost side, the commissioning of the expanded geothermal power plant will lead to significant further reductions in power generation costs.
Meanwhile, additional work is being undertaken to examine opportunities for further growth and improved efficiencies. Options under consideration will include biological oxidation or additional autoclaves. These would bring forward production from future years and enable earlier processing of the lower grade ores currently being stockpiled.
At December, approximately 36 million tonnes of ore was stockpiled, containing more than 3 million ounces of gold.
Conclusion
In summary, the year has been a period of excellent progress for the Company, despite the setback of the landslide in October.
A range of operational initiatives are being implemented which will lead to a major improvement in profitability and cashflow generation from the current year. In addition, the process of transforming the Company, and aligning our staff and stakeholders behind a common vision and strategy, has commenced in earnest. The next few years are going to be an exciting period and I look forward to reporting strong progress in delivering the full potential of the Company.

Arthur Hood
Managing Director
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Board of Directors
Dr Ross Garnaut AO Chairman, Independent director BA, PhD
Chairman and member of the Board since 1995. Professor of Economics in the Research School of Pacific and Asian Studies at the Australian National University, Chairman of Sequoia Capital Management Limited. Chairman of PNG Sustainable Development Co Ltd, and a director of Ok Tedi Mining Ltd. Also a director of the Lowy Institute of International Policy. Formerly Chairman of the Bank of Western Australia Ltd and Chairman of the Primary Industry Bank of Australia Ltd. Age 59.
Dr Garnaut is Chairman of the Board’s Remuneration and Nomination Committee, and a member of its Audit and Environmental and Lihir Impact Committees.
Mr Arthur Hood Managing Director and Chief Executive Officer (from October 2005) BSc (Hons), M AusIMM, MICE, CEng
Appointed October 2005. A civil engineer with a 30 year career spanning five years in civil engineering and 25 years in mining. He previously held a number of senior roles with Placer Dome including Managing Director of Placer Dome Niugini, Director of Kidston Gold Mines, General Manager of Misima Mines Limited and, most recently, Managing Director of Placer Dome Tanzania Limited. Age 52.
Mr Geoff Loudon Independent director MSc, FAusIMM
Appointed a director in 1995 with considerable experience in extractive industries and operating in PNG. Formerly Chief Executive and later Chairman of Niugini Mining Limited, which discovered the Lihir deposit in joint venture with Kennecott Explorations Australia Limited. He is currently Chairman of the L & M Group, Nautilus Minerals Inc. and a director of Sterilox Technologies Inc. Age 63.
Mr Loudon is a member of the Board’s Safety and Technical and Environmental and Lihir Impact Committees.
Mr John O’Reilly MSc, DIC, BSc, ARSM, FIMM
Last appointed to the Board in March 2003. Former Chief Executive Officer of Lihir Gold Limited and former Managing Director of Lihir Management Company Limited from the Company’s formation in 1995 until 1998, and thereafter a director appointed by Rio Tinto between 1998 and November 2002. Reappointed as a nominee of Rio Tinto in March 2003 and remaining a nominee until December 2005 when Rio Tinto disposed of its interest in the Company. Mr O’Reilly is also a director of AuSelect Limited, Lion Selection Group Limited and Indophil Resources NL. Age 60.
Mr O’Reilly is a member of the Board’s Environmental and Lihir Impact, and Safety and Technical Committees.
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Board of Directors
Dr Peter Cassidy Independent director BSc (Eng), PhD, DIC, ARSM CEng, FAusIMM, FIMM
Appointed to the Board in January 2003, Dr Cassidy has considerable experience in the mining industry in Australia, Papua New Guinea, the USA and South East Asia. He was Managing Director and Chief Executive Officer of Goldfields Limited from 1995 until his retirement in 2002, following the merger of Goldfields with Delta Gold Limited to form AurionGold Limited. He continued as a director of AurionGold until completion of its takeover by Placer Dome Limited in January 2003.
Dr Cassidy is also Chairman of Sino Gold Limited and a non-executive director of Oxiana Limited, Zinifex Limited and Energy Developments Limited. Age 60.
Dr Cassidy is Chairman of the Board’s Safety and Technical Committee, and a member of its Remuneration and Nomination Committee.
Mrs Winifred Kamit Independent director BA, LLB
Appointed to the Board in October 2004. Mrs Kamit is currently Senior Partner at Gadens Lawyers in Port Moresby, and holds positions as President of the PNG Business Council and Councillor of the Institute of National Affairs. She is also a director of New Britain Palm Oil Limited, InterOil Limited, Nautilus Minerals Inc. Steamships Trading Company Limited and South Pacific Post Limited. Mrs Kamit has held senior positions in the PNG Public Service, including a three-year appointment as Commissioner of the Public Services Commission. Age 53.
Mrs Kamit is Chair of the Board’s Environmental and Lihir Impact Committee, and a member of its Audit and Remuneration and Nomination Committees.
Mr Bruce Brook Independent director BCom, BAcc, FCA, MAICD
Appointed December 2005. A chartered accountant with extensive experience in the mining industry, as well as experience in the financial services and manufacturing industries. He has held senior finance positions at Goldfields Limited of South Africa, Rio Tinto Limited, Pacific Dunlop Limited, ANZ Banking Group and WMC Limited, where he was Chief Financial Officer until that Company was taken over in mid-2005. Mr Brook has served as a State Councillor for the Institute of Chartered Accountants in Australia (ICAA), National President of the Group of 100 and Chairman of the ICAA/ASX liaison group. He is also a non-executive director of Consolidated Minerals Limited, an Australian listed diversified mining Company. Age 50. Mr Brook is Chairman of the Audit Committee.
Mr Neil Swan (until October 2005) Managing Director and Chief Executive Officer BE (Hons)
Appointed Managing Director of Lihir Gold Ltd and Lihir Management Company in October 2002. Retired in October 2005. Formerly Chief Operating Officer of Lihir Gold Ltd. General Manager at Rio Tinto Iron Ore, General Manager Operations at Hamersley Iron, and General Manager Business Improvement at CRA. Age 61.
People | Results | Growth      21

Corporate Governance Statement
Corporate governance practices
This statement provides an outline of the main corporate governance policies and practices that the Company had in place during the financial year.
In pursuing increasing value for shareholders, the Board places considerable importance on high standards of ethical behaviour, governance and accountability. The Board is aware of, and continues to have regard to, developments in Australia and overseas in relation to corporate governance “best practice”. The Board believes that the Company’s corporate governance policies and practices substantively comply with the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations (ASX Recommendations). However, the Board also recognises that full adoption of the ASX Recommendations may not be immediately practical nor provide the best result for the Company given its particular circumstances and structure. Appropriate policies and supporting systems take time to refine and implement. A number of changes were introduced during 2005 and further changes are to be considered and instituted during 2006. The Company is also subject to and must reconcile governance regimes resulting from its listings in the United States and Papua New Guinea.
The Board (together with the Company’s management) has commenced regular reviews of its corporate policies and practices to ensure that the Company maintains and continuously improves its governance standards in a changing environment. Underlying this are values and behaviours aimed at ensuring transparency and fair dealing, and protecting shareholder interests. Lihir is committed to continuously improving and refining its governance policies and practices.
The Company’s website was partially reviewed during 2005 and, amongst other things, a corporate governance section was established. The corporate governance section contains the current charters and policies that form the heart of the Company’s corporate governance practices (as summarised by this statement). A more substantial review of the website, including the corporate governance section, is to be undertaken in 2006, in line with the substantial changes in the management of the Company occasioned with the cessation of management by the Rio Tinto Group late in 2005.
Role and responsibilities of the Board
The Board of directors is responsible to shareholders for the overall performance of the Company and accordingly takes accountability for monitoring the Company’s business and affairs and setting its strategic direction, establishing policies and overseeing the Company’s financial position.
Responsibility for the day-to-day management of the Company is delegated to the Managing Director and senior management. Until October 2005, the Company contracted with Lihir Management Company Limited, a whollyowned subsidiary of the Rio Tinto Group, to manage the corporate affairs of the Company and all aspects of the Lihir operation. The role of Lihir Management Company, as outlined in the management agreement, was subject to the overriding authority of the Board. Lihir Management Company operated under a budget approved by the Board and was subject to various monetary limitations and other restrictions on its authority.
Certain fundamental powers and functions remained solely with the Board of directors and were specifically excluded from the scope of duties of management. In summary, the Board was responsible and accountable for:
•	final approval of corporate strategy and performance objectives, resources and reserves and financial plans;

•	capital management, including capital raisings, approval and monitoring of significant capital expenditure;

•	monitoring of financial performance, review and approval of significant financial and other reporting;

•	assessing the appropriateness and adequacy of, and monitoring compliance with, corporate governance policies and ethical standards;

•	evaluating the performance of Lihir Management Company under the management agreement and the performance of the senior management team;

•	determining the Company’s risk management policies and reviewing and ratifying its risk management and internal control framework, including insurance, corporate security and prudential limits;

•	determining the Company’s treasury policies, including gold price hedging, foreign currency and interest rate exposure; and

•	the engagement of auditors to review and report to the Board on the Company’s financial results and reporting systems, internal controls and compliance with statutory and regulatory requirements.
In October 2005, the Company assumed independent management, having reached agreement with Rio Tinto to conclude its long-standing management agreement. The Board remained responsible for the core powers and duties identified above, other than those specifically relating to the management agreement. In addition, detailed formal delegations from the Board to management have been established.
In carrying out its duties, the Board meets formally over one or two days at least six times per year. Additional meetings are held as required to address specific issues or as the need arises. Directors also participate in meetings of various Board committees, which assist the full Board in examining particular areas of interest. In 2005, the Board met nine times and held an additional nineteen committee meetings. More details of the number of meetings of the Company’s Board of directors and each Board committee held during the year, together with attendance by directors at those meetings, is set out in the Directors’ Report. It is the Company’s current practice for directors to hold the majority of Board meetings at the site of the Company’s operations at Lihir Island, Papua New Guinea.
22     Lihir Gold Annual Report 2005

Corporate Governance Statement
Composition of the Board
The directors (based on the recommendations of the Remuneration and Nomination Committee) determine the composition of the Board employing the following principles:
•	the Board may, in accordance with the Company’s constitution, be comprised of a minimum of five directors and maximum of twelve; and

•	the roles of the Chairman of the Board and of Managing Director should be exercised by different individuals.
Lihir believes that the Board should comprise directors with a broad range of experience reflecting the character of the Company’s business. The Board must be structured in such a way that it has proper understanding and competency in the current and emerging issues facing the Company, and can effectively review management’s decisions.
The Board is presently comprised of seven directors. Mr Bruce Brook was appointed as an additional independent director in December, supplementing the Board’s financial expertise. Details of the directors who held office during the year, including their qualifications and experience, special responsibilities, other directorships and their term of office as a director of the Company, are set out on pages 20 and 21.
The Company’s constitution requires one-third of the directors (or the next lowest whole number) to retire by rotation at each Annual General Meeting (AGM). The directors to retire at each AGM are those who have been longest in office since their last election. Where directors have served for equal periods, they may agree amongst themselves or determine by lot who will retire. A director must retire in any event at the third AGM since he or she was last elected or re-elected. Retiring directors may offer themselves for re-election.
A director appointed as an additional or casual director by the Board will hold office until the next AGM when they may be re-elected.
The Managing Director is not subject to retirement by rotation and, along with any director appointed as an additional or casual director, is not to be taken into account in determining the number of directors required to retire by rotation.
Director independence
Five of the Company’s seven directors (including the Chairman) are considered by the Board to have been independent throughout the year (or such part of it as they have occupied a position on the Board). Those directors are Dr Garnaut, Dr Cassidy, Mr Loudon, Mrs Kamit and Mr Brook. In addition, Mr O’Reilly has been considered independent since December.
In assessing independence, the Board has regard to whether a director has any business interests or other relationship that could materially interfere with the exercise of their independent judgement and ability to act in the best interests of the Company and its shareholders. The Board also makes the assessment having regard to the ASX Recommendations and the guidelines applicable by virtue of the Company’s listing with the NASDAQ National Market in the United States.
No director on the Board during the year provided, or was associated with any entity or group which provided professional, consulting or other services, or was involved in the provision of any goods to the Company.
Along with Mr O’Reilly, who was the Company’s first Managing Director, two of the Company’s independent directors, Dr Garnaut and Mr Loudon, have been members of the Board since the Company’s formation in 1995. The Company considers their experience to be of particular value in the circumstances of Lihir and Papua New Guinea, and does not consider the length of their service on the Board to be a negative factor affecting the ability of those directors to act in the Company’s best interests. The directors have concluded that the period of a director’s tenure will not automatically disqualify that director from being regarded as independent. An assessment of whether the director’s ability to act in the best interests of the Company has been materially interfered with must be made on a case-by-case basis with reference to the length of service of all members of the Board. The Board is currently comprised of three directors who have held office since 1995, while the remainder have been appointed during 2003, 2004 and 2005. The Board, and in particular its Remuneration and Nomination Committee, is currently considering the establishment of a retirement policy for nonexecutive directors, aimed at promoting Board renewal while retaining corporate memory.
Having regard to these factors, the directors are of the view that, other than the Managing Director (Mr Swan until his retirement in October, and Mr Hood thereafter), Mr O’Reilly is the only director who was not considered independent or non-executive during the bulk of the year, by virtue of his position as an officer of Lihir Management Company and an employee of the Rio Tinto Group. Mr O’Reilly’s executive role ceased with the termination of the Rio Tinto Management agreement in October 2005. Mr O’Reilly held his position on the Board as a nominee of the Rio Tinto Group until Rio Tinto disposed of its interests in the Company in December 2005. The Board was of the opinion that Mr O’Reilly added value to Lihir Gold as a director as a result of his expertise as a mining professional, and his considerable experience with the Company’s business and in the industry generally. The Board considers that retention of Mr O’Reilly as an independent director during 2006 will continue to be valuable for these reasons.
In order to ensure that any “interests” of a director in a particular matter to be considered by the Board are known by each director, each director has contracted with the Company to disclose any relationships, duties or interests held that may give rise to a potential conflict. This disclosure extends to the interests of family companies and spouses. Some directors are involved with other companies or professional firms which may potentially have dealings with the Company. Details of any such dealings are disclosed in the Director’s Report on page 32. Directors are required to adhere strictly to constraints on their participation and voting in relation to any matters in which they may have an interest.
People | Results | Growth     23

Corporate Governance Statement
Appointment of directors
Nominations of new directors, recommended by the Remuneration and Nomination Committee, are considered by the full Board. The Remuneration and Nomination Committee employs external consultants to access a wide base of potential directors, considering their range of skills and experience required in light of the:
•	current composition of the Board;

•	need for independence;

•	strategic direction and progress of the Company; and

•	nature of the Company’s business.
The Board assesses nominated directors against a range of criteria including experience, professional expertise, personal qualities, potential conflicts of interest and their capacity to commit themselves to the Board’s activities.
Performance review of the Board
Each year the Board receives reports from management detailing interactions with and outlining the expressed views of the Company’s shareholders. In recent years, the Board has undertaken informal reviews of its processes and performance and the performance of the independent directors. Preliminary work to establish a more formal process and criteria for evaluation of the Board, its committees and its members was undertaken during 2005. Establishment of such an evaluation process now forms part of the new charter of the Remuneration and Nomination Committee, and will be formalised during 2006.
Independent professional advice
Directors are able to access members of the management team at any time to request relevant information.
It is Board policy that directors may seek independent advice at the Company’s expense, provided that the Chairman is notified in advance. Directors must ensure that the costs of the advice are reasonable and will generally obtain the advice with the assistance of the Company Secretary.
Board Committees
To assist the Board in fulfilling its responsibilities, the Board has established four standing committees to consider certain issues and functions in greater detail. The standing committees are:
•	Audit;

•	Remuneration and Nomination;

•	Environmental and Lihir Impact; and

•	Safety and Technical.
A substantial review was undertaken of the structure and composition of the Board’s standing committees in the latter half of 2005.
As a result, a Safety and Technical Committee was established and composition or membership of committees was substantially revised to better align directors’ expertise with committee functions and more evenly distribute duties. In addition, with the exception of the Remuneration and Nomination Committee, persons other than the Chairman of the Board were appointed to chair committees. The Chairman of each committee reports on any matters of substance at the next full Board meeting. Committees provide recommendations to the Board.
Other committees are established on an ad hoc basis from time to time to deal with specific matters.
Audit Committee
The Company has had an Audit Committee since 1995. Members of the Audit Committee at the date of this report are:
Mr Bruce Brook — Committee Chairman;
Dr Ross Garnaut;
Mrs Winifred Kamit.
All three members of the committee are independent, non-executive directors. The committee has appropriate financial expertise and all members are financially literate and have an appropriate understanding of the industry in which the Company operates. The Managing Director attends committee meetings in an advisory role at the committee’s invitation. However, specific sessions are held with the Company’s internal and external auditors independent of the Managing Director and of management. The Company secretary attends all committee meetings.
The function of the Audit Committee is to assist the Board in fulfilling its responsibilities associated with the preparation and independent audit of the Company’s accounts, its external financial reporting, its internal control structure, risk management systems and audit function, primarily by:
•	determining the appropriateness of accounting principles and disclosure practices adopted by management and monitoring compliance with applicable accounting standards and other requirements;

•	overseeing the preparation and audit of, and verifying and ensuring the integrity of, the Company’s financial statements and reports;

•	the appointment, compensation, retention and oversight of the Company’s external auditor or any other public accounting firm engaged for the purpose of performing audit, review or attestation services for the Company;

•	reviewing and evaluating the independence, qualifications and performance of the external auditor and managing the relationship between the Company and its external auditor;

•	monitoring the adequacy of the Company’s internal financial controls, risk management, and compliance systems and processes;

•	overseeing the retention, tasking and resourcing of the Company’s internal auditors, monitoring their progress and evaluating their performance; and

24 Lihir Gold Annual Report 2005

Corporate Governance Statement
•	reviewing the financial management of the Company generally and undertaking such other tasks as the Board or the Managing Director may request from time to time.
In fulfilling its responsibilities, the committee has rights of access to management and to auditors (external and internal) without management present and may seek explanations and additional information. The committee may, with the approval of the Board, engage any independent advisers in relation to any matter pertaining to the powers, duties and responsibilities of the committee.
The Audit Committee operates in accordance with a charter published in the corporate governance section of the Company’s website.
Auditor independence
The charter adopted by the Audit Committee confirms its direct responsibility for the appointment, compensation, retention and oversight of the Company’s external auditors. In order to ensure the independence of the external auditor, the Audit Committee:
•	requires that no person may play a significant role in managing the audit for more than five out of any seven successive years;

•	must approve all non-audit work which may be undertaken by the external auditor and exclude them from undertaking such work where it may give rise to a conflict of interest;

•	receives periodic statements, at least annually, from the auditors outlining all work undertaken for the Lihir Gold Group, and confirming that the auditor has satisfied all professional regulations relating to auditor independence; and

•	meets with the external auditor independently of management.
PricewaterhouseCoopers was appointed as external auditor of the Company for the 2005 year. Details of the fees charged for provision of non-audit services by that firm are included in Note 18 to the Financial Statements.
A copy of the auditor’s independence declaration is set out on page 73 of this Report.
Risk oversight and management
The Board, through the Audit Committee, is responsible for ensuring that there are adequate policies in place in relation to risk management, compliance and internal control systems. The Company’s policies are designed to ensure that strategic, operational, legal, reputation and financial risks are identified, assessed and managed to facilitate achievement of the Company’s business objectives. The Audit Committee’s charter defines the committee’s responsibilities in relation to risk management and includes specific and detailed reference to management of the internal audit function.
The Company’s internal audit function, which is carried out by KPMG under the supervision of the Audit Committee, performs regular reviews on significant areas of risk within the Company’s operations to ensure that internal control plan work is adequate and effective. The internal audit plan is approved by the Audit Committee at least annually and reviewed regularly. The internal auditor submits regular reports to the Chief Financial Officer, to the Audit Committee and, where appropriate, to the Board.
Internal control systems and practices are being comprehensively reviewed to ensure compliance with US Sarbanes-Oxley Act requirements, which the Company must comply with from 2006 onwards.
Management assurances
The Board receives management reports on a monthly and quarterly basis about the Company’s financial condition and operational results.
In addition, in accordance with best practice guidelines, the Managing Director and Chief Financial Officer are periodically required to provide formal statements to the Board that in all material respects, the Company’s financial statements present a true and fair view of the Company’s financial condition and operational results and are in accordance with relevant accounting standards.
Certification is also required that the Company’s financial reports are founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board, and that the Company’s risk management and internal compliance and control system is operating efficiently and effectively in all material respects.
Remuneration and Nomination Committee
The Board has had a Remuneration Committee since 1995. The committee’s mandate was widened in 1997 to become a Remuneration and Nomination Committee. Members of the committee at the date of this report are:
Dr Ross Garnaut — Committee Chairman
Dr Peter Cassidy
Mrs Winifred Kamit
All three members of the committee are independent, non-executive directors. In a departure from the ASX Recommendations, until October the committee consisted of less than three members. However, its membership was revised in October and Dr Cassidy was appointed.
Under a new charter adopted by the Board in July 2005, the committee is responsible for:
•	reviewing remuneration of non-executive directors, the Managing Director and other senior executives;

•	establishing criteria for membership of the Board and its committees, and processes for the identification of suitable candidates;

•	reviewing membership of the Board and its committees;

•	nominating members of the Board and its committees;

•	formulating policies relating to the retirement of non-executive directors;
                People | Results | Growth 25

Corporate Governance Statement
•	reviewing management succession planning, human resources and remuneration policies for the Company generally; and

•	ensuring the Company’s obligations in relation to employee benefits and entitlements, including superannuation, are met.
The Managing Director or other members of management may also attend meetings of the committee at the invitation of the Committee Chairman, whenever particular matters arise that require management participation. However members of management must not participate in the deliberations of the committee involving matters affecting their position or personal interest. The Company Secretary attends all meetings of the committee.
The committee charter is available on the Company’s website. The committee reports and recommends to the Board on the above issues, with final determinations made by the Board.
Information on directors’ and executives’ remuneration is set out in the Remuneration Report in this Governance Statement and in notes to the financial statements.
Environmental and Lihir Impact Committee
The Board established this committee in 1995. Members of the committee at the date of this report are:
Mrs Winifred Kamit — Committee Chairperson
Dr Ross Garnaut
Mr John O’Reilly
Mr Geoff Loudon
This committee meets quarterly and monitors environmental, social and community issues and impacts of the Company’s operations on Lihir Island. Reviews are undertaken on the effectiveness of management’s policies and practices relating to:
•	the interaction between the Company’s activities and the local community, and the ways in which these activities contribute to social and economic development;

•	policies and practices followed in dealings with the local community in relation to land;

•	maintaining and improving community health; and

•	the impact and associated risks of the Company’s activities on the natural marine, atmospheric and terrestrial environment, together with monitoring compliance with the applicable regulatory regime.
The committee’s focus is on the quality, effectiveness and transparency of these management processes. It also reviews specific issues of significance from time to time. This committee’s charter is yet to be formalised although its role, functions and methods of operation are well established. A formal charter is to be instituted during 2006.
Safety and Technical Committee
In October 2005, the Board established this committee having a membership comprised of:
Dr Peter Cassidy — Committee Chairman
Mr John O’Reilly
Mr Geoff Loudon
The committee is to meet quarterly and monitors:
•	occupational health and safety standards, policies and issues;

•	technical issues associated with the Company’s exploration, mining and processing activities, with reference to the standards set by the Company and the standards and norms of the industry more generally; and

•	the status of major capital projects approved by the Board.
A formal charter is being established for this committee during 2006.
Ethical standards and code of conduct
The Board and the Company’s employees are expected to maintain the highest level of corporate ethics and personal behaviour.
A code of conduct has been adopted. It is supported by detailed policies and certain aspects are elevated to form part of employee’s contracts of employment.
The values underpinning all Company policies and procedures are:
•	commitment to a work environment where the health, safety and well-being of employees, contractors, visitors and other parties affected by the Company’s operations are paramount;

•	compliance with all laws, regulations and other requirements relating to all aspects of business and personal conduct within PNG and the countries with which the Company interacts;

•	integrity, transparency and respect in all interactions (whether internal or with groups outside the Company) including with Lihirian and other representative groups in relation to issues important to the community;

•	excellence in the management of environmental responsibilities to ensure minimisation of any adverse effects on the environment or impact on the local community;

•	adoption of the highest standards of business administration, accountability and corporate governance, including the ethical use of all Company resources, funds, equipment, information and time;

•	fairness, within the framework of commitments to local community groups, to potential and existing employees in all areas of recruitment, training and administration of employee benefits;
26 Lihir Gold Annual Report 2005

Corporate Governance Statement
•	initiative and personal commitment by all employees, contractors and agents working on behalf of the Company, to the highest standards of work performance and the effective achievement of Company objectives; and

•	accountability and willingness to take responsibility.
The code of conduct, associated guidelines and detailed policies and procedures are made available to all personnel on joining the Company. Access to the code and associated guidelines is available from the Company’s website. Breaches of the Company’s policies or values may be reported using the Company’s whistleblower programme. The whistleblower programme is administered by a specialist service provider and, if requested, guarantees confidentiality of identity of persons who make contact.
Provision of the whistleblower programme is currently under review with an aim to its replacement with a service better catering to PNG time zones and language needs. A report is provided to the Audit Committee of all contacts made between meetings. Matters of significance are required to be reported to the Chairman of the Audit Committee as soon as they are raised.
Share trading policy
In the interest of investor confidence, the Company has formal policies governing the trading of the Company’s securities by directors, officers and employees. They are set out below.
Detailed rules are in place for directors, officers and designated employees regulating their ability to deal in the Company’s securities. These rules were reviewed and updated during 2005 and are available in the Corporate Governance section of the Company’s website.
In addition to general prohibitions on trading when in possession of “inside information”, trading is limited to certain clearly defined periods. Trading by directors is restricted to 30 day periods following release of the Company’s quarterly and financial results. Trading by designated employees may not take place during the two month periods preceding announcement of the Company’s financial results and one month periods preceding announcement of its quarterly results. Trading is also subject to a formal clearance procedure and to prohibitions against engaging in short-term trading in, or dealing in options over, the Company’s securities.
Breaches of this policy may lead to disciplinary action being taken, including dismissal in serious cases.
Details of directors’ shareholdings are disclosed in the Directors’ Report.
Communication with shareholders and continuous disclosure
The Company seeks to provide relevant and timely information to its shareholders, and the broader investment community, in association with its continuous disclosure obligations under the ASX Listing Rules, POMSOX Listing Rules and Marketplace Rules of the NASDAQ National Market.
Information is communicated to shareholders through the distribution of the Company’s Annual Report, filing of the Annual Report for US purposes with the SEC (Form 20F) and other communications. All releases are posted on the Company’s website immediately after disclosure to the ASX.
A detailed disclosure policy and practice has been in place throughout the year governing who may authorise and make disclosures and the method by which the market is to be informed of any price sensitive information. Responsibilities are clearly delineated. Until recently, the Company’s business and management were entirely located on Lihir Island in Papua New Guinea which, combined with the single product and single operation nature of the Company’s business, facilitated ready maintenance of continuous disclosure obligations and policies. A disclosure and external communications policy is being developed and is to be implemented during 2006.
During 2005, the Company Secretary and, from the middle of that year, Investor Relations Manager were nominated as the persons responsible for communications with the ASX, NASDAQ National Market and POMSOX. This included responsibility in relation to continuous disclosure requirements and overseeing information disclosure to analysts, brokers, shareholders, the media and the public.
When analysts are briefed on aspects of the Company’s operations, any materials used in the presentation are released to the ASX at the time of the briefing (to the extent they have not previously been released) and posted on the Company’s website.
The Company’s website details how investors and shareholders may contact the Investor Relations Manager. The website also contains contact details for the Company’s external share registry.
Annual General Meeting (AGM)
All shareholders are encouraged to attend and participate in the Company’s AGM. Shareholders may attend in person or send a proxy as their representative. Shareholders are routinely afforded an opportunity to question, discuss and comment on the Company’s results, operations and management. In addition to the AGM, required to be held in Port Moresby, Papua New Guinea, the Company holds an information meeting in Australia soon afterwards. At the information meeting, Australian shareholders are able to listen to presentations from the Board and management on the Company’s financial and operational results, and afforded an opportunity to raise questions or matters of interest.
The Company’s external auditor is routinely invited to and attends the AGM and information meeting in order to answer questions about the conduct of the audit and the preparation and content of the auditor’s report.
Full details of the Company’s next AGM are included in the mailing for this Annual Report.
People | Results | Growth 27

Corporate Governance Statement
Remuneration report
Non-executive directors
Total annual remuneration paid to all non-executive directors is limited to the aggregate amount of $US300,000 authorised by the Company’s shareholders. No change to this amount has been sought since 1996. An increase of this total to $US750,000 is to be proposed to shareholders at the Company’s AGM to be held in April 2006, reflecting in particular the increase in the number of independent, non-executive directors now occupying positions on the board. The proposed increase also reflects the need to ensure that the Company maintains market competitiveness in attracting and retaining motivated and talented directors. Further details regarding the increase are set out in the Company’s Notice of Annual General Meeting for 2006.
As the focus of the board is on the long-term direction and well-being of the Company, there is no direct link between non-executive directors’ remuneration and the Company’s short-term results. Non-executive directors do not receive any performance related remuneration.
Remuneration is limited to the payment of board fees which serves to help maintain independence and impartiality. Remuneration is fixed rather than variable, and is determined with reference to the level of fees paid to board members of other PNG corporations, Australian corporations of comparable size, the complexity of the Company’s operations and the workload requirements of board members. The board’s Remuneration and Nomination Committee has oversight of the fees paid to non-executive directors. External independent remuneration advisers are engaged by the committee to provide advice on appropriate fee levels when these matters are being considered.
Board fees were not payable to John O’Reilly for most of the year, while he held his position on the board as a nominee for the Rio Tinto Group. Executive directors do not receive separate board fees as part of their remuneration packages. Details of the board fees payable to directors in respect of the year ended 31 December 2005 are set out in the following table. No other benefits were paid or are payable to directors.
The Company does not pay additional fees for membership or chairing of the Board’s committees.

Directors (non-executive)	Board fees (1) $AU
Dr Ross Garnaut	166,238
Mr John O’Reilly (3)	4,932
Mr Geoff Loudon (2)	60,000
Dr Peter Cassidy	60,000
Mrs Winifred Kamit (2)	60,000
Mr Bruce Brook (4)	4,439

Notes

(1)	Board fees are denominated in Australian dollars.

(2)	Fees are paid to Mrs Kamit and Mr Loudon in PNG Kina. Mr Loudon’s fees are donated to the Port Moresby City Mission.

(3)	Fees became payable to Mr O’Reilly from 2 December 2005, coinciding with the disposal by Rio Tinto of its interest in the Company and Mr O’Reilly ceasing to be a nominee of that group.

(4)	Mr Brook was appointed on 4 December 2005.
Directors are also entitled to be reimbursed for all business related expenses, including travel on Company business, as may be incurred in the discharge of their duties.
Subject to approval by the Company’s shareholders of an increase to the aggregate fee limit applicable to non-executive directors at the 2006 Annual General Meeting, the board has resolved to increase the level of board fees payable to non-executive directors from $AU60,000 to $US70,000 per annum, and to increase the fees payable to the chairman from $AU166,238 to $US210,000 per annum, from 2006.
Details of the fee remuneration actually paid during 2005 to the Company’s directors or former directors, rather than payable or accrued in relation to the 2005 year, are set out in note 16 to the financial statements.
There are no schemes for retirement benefits for non-executive directors and no retirement benefits are payable by the Company to any director.
Executive remuneration
Pre October 2005
Until October 2005 the Company’s senior management team were generally seconded from the Rio Tinto Group. These secondments formed part of the contractual arrangements between the Company and Lihir Management Company Limited for the management of the Company’s corporate and operational affairs. The individuals seconded from the Rio Tinto Group were the key executives who had the opportunity to materially influence the integrity, strategy and operation of the business and its financial performance.
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Corporate Governance Statement
The seconded key executive team was comprised of the Managing Director, Neil Swan, the General Manager Operations, Jan Andersen, the General Manager Finance and Commercial, Paul Fulton and until his departure from the Company on 31 May 2005, the General Manager External Affairs & Sustainable Development, Geoff Day.
Until October, these senior executives were remunerated by the Company under Rio Tinto’s executive remuneration policy. The senior executives’ remuneration packages consisted of the following elements:

Remuneration	Paid by
Base salary	Lihir Gold Limited
“At-risk” cash bonus	Lihir Management Company Limited
Incentive plan	Rio Tinto subsidiary
Superannuation	Lihir Gold Limited
Other benefits	Lihir Gold Limited
Base salary was established by reference to market comparators taking account of the nature of the role, external market trends, and personal and business performance.
The “at-risk” incentive plan provided a cash bonus opportunity and was designed to support overall remuneration policy by:
•	focusing participants on achieving goals which contribute to sustainable shareholder value, and

•	providing significant bonus differential based on delivered performance against challenging personal, business, and other targets.
Unlike other elements of remuneration of the Managing Director and other senior executives, the cash bonus was paid by the Rio Tinto Group and not recouped from the Company. However, receipt of this “at-risk” remuneration was dependent, in part, upon the extent to which the relevant executives and the Company met formally established business goals and returns relating to Lihir Gold’s business.
“Other benefits” included medical and life insurance benefits, travel allowances, and children’s education assistance. Housing and a car are also provided on Lihir Island. Provision of these benefits recognises specific needs associated with living at the remote location of the Company’s operations in Papua New Guinea.
Remuneration details of the Managing Director and the three senior executives named above are set out in the table below. There were no other individuals who acted in the capacity of “key executives” of the Company (within the meaning provided by ASX Corporate Governance Recommendation 9.1) during the period to October 2005.

			Incentive (1)	Other (2)
Executive Officers	Base Salary $AU	Superannuation $AU	Payments $AU	Payments $AU	Total $AU

Neil Swan (3) Managing Director	449,904	72,964	91,284	34,124	648,276

Jan Andersen (5) General Manager Operations	491,135	47,725	49,416	46,061	634,337

Paul Fulton (5) General Manager Commercial	393,666	52,915	43,232	24,518	514,331

Geoff Day (4) General Manager External Affairs & Sustainable Development	137,555	16,876	30,335	12,871	197,637

(1)	Incentive payments were paid by Rio Tinto. Payments relate to the 2004 year. Incentive payments for the 2005 financial year will be determined and paid in April 2006.

(2)	Other payments include medical and life insurance expenses, airfare entitlements and education assistance.

(3)	Mr Swan ceased to be a key executive of the Company on 1 October 2005.

(4)	Dr Day ceased to be a key executive of the Company on 31 May 2005.

(5)	Remuneration amounts are for the full 2005 financial year, including remuneration received in relation to the period from 1 October to 31 December 2005.
                     People | Results | Growth 29

Corporate Governance Statement
From October 2005
The Company’s management structure changed materially with the termination of management arrangements with the Rio Tinto Group and the appointment of Mr Arthur Hood as the Company’s new Managing Director. Under the new structure, the Managing Director is supported by a number of senior executives who have responsibility for influencing the integrity, strategy, operations and financial performance of the Company.
Commensurate with this change, the board through its Remuneration and Nomination Committee has annual oversight of the remuneration policies and terms of employment for all of the Company’s senior executives. The Company’s remuneration policy is in the process of being reviewed. However, the following broad principles continue to be applicable:
•	to provide total remuneration which is competitive in structure and quantum with comparable organizations so as to attract, retain and motivate appropriately qualified and experienced executives;

•	to achieve alignment between the structure of remuneration incentives for individual employees with shareholder value creation;

•	to tie variable elements of remuneration to the achievement of challenging performance criteria that are consistent with the best interests of the Company and shareholders; and

•	to provide an appropriate balance of fixed and variable or “at-risk” remuneration.
In line with this, the Managing Director’s remuneration package includes both a fixed component and an at-risk or performance related component (comprising both short-term and long-term incentives). The short-term incentive is annual and cash based, allowing the Managing Director to earn an amount equal to up to 50% of his base salary in the event the board determines that the performance criteria established by it have been met. The performance criteria are to be set annually and include both financial and non-financial measures. These measures include specific targets related to gold production, production costs, cash flow and profitability, as well as targets relating to safety, environment and community relations criteria.
Details of the Managing Director’s employment terms and remuneration package are available on the Company’s web site.
In addition, a long-term incentive plan (LTIP) is included in the Managing Director’s remuneration package, allowing him to receive an annual allocation of share rights equivalent in value to up to 55.56% of his base salary, based on a detailed set of performance hurdles focusing on contribution to the longer term value of the Company. The annual performance hurdle criteria relate to strategic corporate development, net present value increases, and to total shareholder returns assessed against both a comparator group and as a growth percentage. The long term incentive is designed to be provided by way of share rights allocations approved by the Company’s shareholders each year.
Allocation of share rights requires approval of the Company’s shareholders. The first such allocation is to be proposed to shareholders at the Company’s Annual General Meeting to be held in 2006. In accordance with ASX Recommendations, the executive share plan, designed to provide for the Managing Director’s long-term incentive and for certain other senior executives, is also to be put to shareholders. Details of the allocation to be made in 2006, and of the share plan, including performance hurdle criteria and restrictions on disposal, are set out in the Notice of Annual General Meeting. In the event that shareholders do not approve the 2006 LTIP allocations, the Managing Director’s employment contract provides for the cash equivalent of the share rights to be paid to him.
30 Lihir Gold Annual Report 2005

Corporate Governance Statement
During 2005, remuneration packages consisted of a fixed base salary, superannuation contribution and a cashbased short-term incentive payment or STIP. The STIP bonus was linked to specific operational and financial criteria developed for each executive based on judgment of key business and improvement drivers for the year. Assessment of performance against these criteria for 2005 is due to be undertaken in April 2006. Executives located on Lihir Island in Papua New Guinea also received an allowance for the remoteness of the location and the additional costs associated with that.
The Company, under the oversight of the board’s Remuneration and Nomination Committee, is currently reviewing the remuneration packages of senior executives with reference to the structure adopted for the Managing Director and in line with the principles referred to above.
The amount of remuneration, including all monetary and non-monetary components, for the Managing Director and for each of the Company’s five highest paid (non-director) executives during 2005 (discounting accumulated entitlements) is set out below.

	Base Salary	Superannuation	Short Term (3)Incentive/		Other benefits(4)	Total
Executive Officers	$AU	contribution $AU	bonus paid $AU		paid $AU	$AU

Arthur Hood (1)	140,023	25,147	—		—	165,170
Managing Director

Jan Andersen (2)	491,135	47,725	49,416	(5)	46,061	634,337
Executive General Manager

Paul Fulton (2)	393,666	52,915	43,232	(5)	24,518	514,331
Chief Financial Officer

Mark Laurie	281,154	30,600	11,735		12,877	336,366
Company Secretary/ General Counsel, Manager Corporate & Towns

Murray Eagle (6)	182,599	27,200	—		9,217	219,016
General Manager External Affairs & Sustainable Development

Carl Baker-Duly (7)	218,941	25,500	—		40,005	284,446
Manager Mining Operations

(1)	Arthur Hood commenced employment on 1 October 2005.

(2)	Messrs Andersen and Fulton’s titles changed from 1 October. Remuneration amounts are for the full 2005 year.

(3)	Incentive payments all relate to the 2004 year. Incentive payments relating to the 2005 year will be determined and paid in April 2006.

(4)	Other payments include medical and life insurance expenses, airfare entitlements and education assistance.

(5)	Incentive payments were paid by Rio Tinto.

(6)	Murray Eagle commenced employment on 6 April 2005.

(7)	Carl Baker-Duly commenced employment on 11 February 2005.
More general details of employee remuneration, in accordance with PNG Companies Act requirements, are set out in note 16 to the financial statements.
People | Results | Growth 31

Directors’ Report
The directors submit their report and the financial statements for Lihir Gold Limited and the entities controlled by it for the financial year ended 31 December 2005 (referred to as “the year”).
Directors
The names of the directors in office at any time during or since the end of the year are:
Dr Ross Garnaut (Chairman)
Mr John O’Reilly
Mr Geoff Loudon
Mr Neil Swan
Dr Peter Cassidy
Mrs Winifred Kamit
Mr Arthur Hood
Mr Bruce Brook
Each was a director during the whole of the year, other than Mr Neil Swan who retired as Managing Director on 1 October 2005 and Mr Arthur Hood who was appointed as his replacement on that date. In addition, Mr Bruce Brook was appointed a director and as Chairman of the Audit Committee on 4 December 2005.
Details of each current director’s qualifications, experience and special responsibilities are set out on page 20. A statement on directors’ independence is included in the Governance Statement in this Annual Report.
Attendance at Board and Committee meetings
Details of attendance by directors at Board and Board committee meetings held during the year ended 31 December 2005 are outlined in the table below.

							Environmental		Remuneration		Safety &
					Audit Committee		& Lihir Impact		& Nomination		Technical
	Board meetings		Ad hoc		Committees (1)		Committee		Committee		Committee
	Eligible to		Eligible to		Eligible to		Eligible to		Eligible to		Eligible to
Director	attend	Attended	attend	Attended	attend	Attended	attend	Attended	attend	Attended	attend	Attended
Ross Garnaut	9	9	7	7	5	5	3	3	3	3

John O’Reilly	8	7					3	3	3	3	1	1

Geoff Loudon	9	9			4	4					1	1

Neil Swan (2)	7	7	4	4

Peter Cassidy	9	9			4	4					1	1

Winifred Kamit	9	9	2	2	4	4	3	3

Arthur Hood (2)	2	2	1	1

Bruce Brook	1	1			1	1

Notes:

(1)	During the year, ad hoc committees were established in relation to financial and operating results, financing arrangements and termination of the management agreement with the Rio Tinto group.

(2)	The Managing Director attends meetings of the Audit Committee, the environmental and Lihir Impact Committee and of the Safety and Technical Committee under a standing invitation. Certain Audit Committee sessions are held without management, including the Managing Director, being present.
32 Lihir Gold Annual Report 2005

Directors’ Report
Directors’ interests
The directors have disclosed the following interests in shares in the Company, pursuant to section 126, and provided general disclosure of companies in which they are to be regarded as interested pursuant to section 118(2), of the Companies Act 1997.

			Interest held by director
		Companies in which the director	in shares in Lihir
Director	Nature of interest	is to be regarded as interested	Gold Limited
Ross Garnaut	Chairman Chairman Director Director Director	PNG Sustainable Development Program Ltd Sequoia Capital Management Ltd Ok Tedi Mining Ltd Lowy Institute of International Policy Ltd Maccullochella Pty Ltd	53,225

John O’Reilly	Director Director Director Director	Lion Selection Group Ltd Zar Kuh Mining Company AuSelect Ltd Indophil Resources NL	—

Geoff Loudon	Chairman Chairman Director Director	L & M Group Nautilus Minerals Inc. Sterilox Technologies Inc. Port Moresby City Mission Ltd	143,840

Peter Cassidy	Chairman Director Director Director	Sino Gold Ltd Oxiana Ltd Energy Developments Ltd Zinifex Ltd	33,225

Winifred Kamit	Director Director and Secretary Senior Partner Director and Secretary Director and Secretary Director Director Director Director and Secretary Director and Secretary Director Director	New Britain Palm Oil Limited Interoil Limited and subsidiaries Gadens Lawyers Gadens Administration Services Limited Kamchild Limited South Pacific Post Limited Post Courier Limited Allied Press Limited Bunowen Services Limited Bongoro Enterprises Limited Nautilus Minerals Inc. Steamships Trading Company Limited	2,000

Arthur Hood	—	—	—

Bruce Brook	Director	Consolidated Minerals Limited	10,000

People | Results | Growth 33

Directors’ Report
In April 2004, the Company entered into an agreement with Dr Garnaut’s family Company, Maccullochella Pty Limited, following and relating to Dr Garnaut’s re-appointment by directors as Chairman of the Board. The key terms of the agreement are:
•	Dr Garnaut was re-appointed as Chairman for a three-year period commencing on 1 May 2004, subject to his continuing to hold office as a director and to certain other termination rights set out in the agreement;

•	gross fees payable to Dr Garnaut were to amount to $AU162,025, increased over the three year period by the percentage change in the Australian Consumer Price Index;

•	no fees or benefits are payable to Dr Garnaut by reason of his retirement or other termination of office;

•	the Company agrees to indemnify Dr Garnaut against any liability incurred in defending any proceedings arising from the performance of his duties and responsibilities in which judgement is given in his favour, he is acquitted or relief is granted to him under the Companies Act 1997. The indemnity does not apply to the extent it would be inconsistent with the Company’s constitution or to the extent the liability is otherwise insured.
Mr John O’Reilly was a director of Rio Tinto Technical Services Ltd and had general management responsibility for its operations until April 2005. The Company obtained specific technical services from this group during the year where the Company considered their knowledge of Lihir Gold’s operations, particular expertise and competitive fees to be of advantage. Subsequent to termination of the management agreement between the Company and Rio Tinto, formally concluded in October 2005, further technical and other support services are only available from the Rio Tinto Group in defined areas and to a limited extent.
Mr Anthony Garnaut, who is related to the Chairman, provided language interpretation and facilitation services to the Company during the year. Mr Garnaut is fluent in Chinese, having obtained a Bachelor of Science degree with honours from Peking University. He is currently working towards a doctorate in Chinese history.
Company Secretary
Mr Mark Laurie was Company Secretary throughout the year. Mr Laurie was appointed in August 2003 and undertakes certain other roles for the Company. He holds degrees in law and economics and has ten years’ experience in various corporate roles in the mining, pharmaceuticals and electronic engineering industries. He was Company Secretary of FH Faulding & Co. Limited from 1997 to 2001.
Indemnification and insurance of directors and officers
Under its constitution, the Company has, to the extent permitted by law, agreed to indemnify all directors and officers for any:
•	liability to any person (other than the Company or a Company related to it) for any act or omission in that person’s capacity as a director or officer; and

•	costs incurred by that person in settling or defending any claim or proceeding relating to any such liability, not being criminal liability or liability in respect of a breach of the duty to act in good faith and in the best interests of the Company.
During the year, the Company has paid an insurance premium in respect of a contract insuring against liability of directors and officers against claims brought against them individually or jointly while performing services for the Company, and against expenses relating thereto, in accordance with the Company’s constitution and the Companies Act 1997. In accordance with commercial practice, the insurance policy prohibits disclosure of the amount of the premium and the nature and amount of the liability covered. No claims were made during the year.
Principal activity
Exploration for, and mining and processing of, gold. This activity is undertaken at present at Lihir Island, Papua New Guinea.
During the year, there were no material changes in the nature of the business carried on by the Company. There were no significant changes in the state of affairs of the Company other than as otherwise referred to in this Annual Report.
34 Lihir Gold Annual Report 2005

Directors’ Report
PNG Company law
Lihir Gold Limited is a Company limited by shares that is incorporated and domiciled in Papua New Guinea.
The Company is subject to the Companies Act 1997 (“the Companies Act”) of Papua New Guinea.
The PNG Securities Act 1997 (“the Securities Act”) also applies to the Company and its shareholders. The Securities Act governs the offering of securities to the public in PNG and deals with the requirements for a prospectus prepared in connection with the offering of securities. The Securities Act also contains a range of laws regulating the operation of the securities market in PNG including; stock market manipulation laws; false trading and market rigging transactions; false or misleading statements in relation to securities; fraudulently inducing persons to deal in securities; and disseminating information about illegal transactions. The Securities Act contains a prohibition against insider trading. The Securities Act also contains provisions dealing with the disclosure of substantial shareholdings which require the giving of notice where a shareholder has a relevant interest in at least five percent of the shares of a listed Company.
A substantial shareholder is also required to give notice of changes in his or her relevant interest of one percent or more in the relevant class of shares. There are also provisions to allow a Company to require the disclosure of the beneficial owners of shares in the Company.
Dividends
No dividends or distributions have been declared or paid to members during the year.
Donations
No donations were made to any political parties or for political purposes. Mr Geoff Loudon continued to donate his director’s fees to the Port Moresby City Mission. Total donation expenditure amounted to 369,719 PNG kina ($US126,296 at the average kina / US dollar exchange rate during 2005) during the year of which total payments made to or for the Lihirian community outside of royalties, formally contracted benefits, compensation and arms-length commercial dealings for the provision of services, amounted to 312,966 PNG kina ($US106,909).
Events occurring after the reporting date
As at the date of this report, directors are not aware of any matter or circumstance that has arisen since the end of the year which has significantly affected or may significantly affect the operations of the Company or the results of those operations, which is not already reflected in this report.
Signed in accordance with a resolution of the Board.

Ross Garnaut
Chairman

Arthur Hood
Managing Director
People | Results | Growth 35

36 Lihir Gold Annual Report 2005

Lihir Gold Limited ARBN 069 803 998
Financial Statements

Income Statement	38

Balance Sheet	39

Statement of Changes in Equity	40

Statement of Cash Flows	41

Notes to and Forming Part of the Financial Statements	42

Independent Audit Report	73

Shareholder Information	74
People | Results | Growth 37

Lihir Gold Limited ARBN 069 803 998
Financial Statements for the year ended 31 December 2005
Income Statement

		Group		Company
		$US 000		$US 000
	Note	2005	2004	2005	2004
Sales revenue		225,200	221,465	225,200	221,465
Gold lease rate fees		5,016	4,595	5,016	4,595
Fair value (losses) / gains		(5,390)	8,608	(5,390)	8,608
Other revenue		45	—	45	—
Total Revenue	6	224,871	234,668	224,871	234,668
Operating Expenses
Mining expenses		(95,304)	(89,687)	(95,304)	(89,687)
Exploration expenses		(6,198)	(5,306)	(6,198)	(5,306)
Processing costs		(41,654)	(41,524)	(41,654)	(41,524)
Power generation costs		(27,413)	(29,237)	(27,413)	(29,237)
General and administrative costs		(57,884)	(53,103)	(57,844)	(53,103)
Refining, royalty and management fees		(6,813)	(7,144)	(6,813)	(7,144)
Deferred mining costs		25,048	37,865	25,048	37,865
Costs deferred and transferred to inventories		39,208	3,557	39,208	3,557
Impairment reversal: Mine properties and deferred mining costs		—	205,723	—	205,723
Impairment reversal: Economic grade stockpile		—	90,200	—	90,200
Depreciation and amortisation		(35,757)	(32,929)	(35,757)	(32,929)
Total Operating (Expenses) / Income	6	(206,767)	78,415	(206,767)	78,415
Operating Profit		18,104	313,083	18,104	313,083
Interest income		1,221	3,512	1,221	3,512
Finance costs		(3,588)	(2,110)	(3,588)	(2,110)
Profit from Ordinary Activities before Taxation	6	15,737	314,485	15,737	314,485
Income tax (expense) / benefit	15	(5,949)	14,736	(5,949)	14,736
Net Profit from Ordinary Activities after Taxation		9,788	329,221	9,788	329,221
Earnings per share	27
– Basic (cents / share)		0.8	25.6	0.8	25.6
– Diluted (cents / share)		0.8	25.6	0.8	25.6
The Income Statement is to be read in conjunction with the notes to the financial statements set out on pages 38–68.
38 Lihir Gold Annual Report 2005

Lihir Gold Limited ARBN 069 803 998
Financial Statements for the year ended 31 December 2005
Balance Sheet

		Group		Company
		$US 000		$US 000
	Note	2005	2004	2005	2004
Assets
Current Assets
Cash and cash equivalents	7	127,836	83,559	127,836	83,559
Derivative financial instruments	24	543	473	543	473
Inventories	9	81,712	60,244	81,712	60,244
Receivables	10	5,347	5,105	5,347	5,105
Prepayments		3,696	4,921	3,696	4,921
Total Current Assets		219,134	154,302	219,134	154,302
Non-Current Assets
Derivative financial instruments	24	4,236	21,133	4,236	21,133
Inventories	9	115,494	90,200	115,494	90,200
Receivables	10	476	536	476	536
Deferred mining costs	11	91,981	66,933	91,981	66,933
Mine properties	12	800,346	738,990	800,346	738,990
Investment in subsidiary	29	—	—	53,445	53,521
Deferred income tax	15	87,739	84,812	87,739	84,812
Total Non-Current Assets		1,100,272	1,002,604	1,153,717	1,056,125
Total Assets		1,319,406	1,156,906	1,372,851	1,210,427
Liabilities and Shareholders’ Equity
Current Liabilities
Derivative financial instruments	24	40,793	51,799	40,793	51,799
Accounts payable	13	34,426	29,397	87,871	82,918
Provisions	14	5,614	3,552	5,614	3,552
Borrowings	22	—	19,509	—	19,509
Total Current Liabilities		80,833	104,257	134,278	157,778
Non-Current Liabilities
Derivative financial instruments	24	227,157	203,392	227,157	203,392
Provisions	14	12,424	12,034	12,424	12,034
Borrowings	22	215,520	—	215,520	—
Total Non-Current Liabilities		455,101	215,426	455,101	215,426
Total Liabilities		535,934	319,683	589,379	373,204
Shareholders’ Equity
Share capital	19	1,027,504	1,027,504	1,027,504	1,027,504
Fair value and other reserves	24	(225,692)	(162,153)	(225,692)	(162,153)
Accumulated losses		(18,340)	(28,128)	(18,340)	(28,128)
Total Shareholders’ Equity		783,472	837,223	783,472	837,223
Total Liabilities and Shareholders’ Equity		1,319,406	1,156,906	1,372,851	1,210,427
The Balance Sheet is to be read in conjunction with the notes to the financial statements set out on pages 38—68.
People | Results | Growth 39

Lihir Gold Limited ARBN 069 803 998
Financial Statements for the year ended 31 December 2005
Statement of Changes in Equity

			Company and Group
		Share	Fair value	Retained
		Capital	and other	earnings /
			reserves	(accumulated	Total
				losses)
	Note	$US 000	$US 000	$US 000	$US 000
Balance at 1 January 2004		1,025,288	(206,548)	(357,349)	461,391
Profit for the year	6	—	—	329,221	329,221
Issue of share capital	19	2,286	—	—	2,286
Share issue transaction costs	19	(70)	—	—	(70)
Fair value losses on cash flow hedges	24	—	(49,611)	—	(49,611)
Deferred tax on fair value losses on cash flow hedges	24	—	70,076	—	70,076
Hedges realised and reported in Income Statement	24	—	23,930	—	23,930
Balance at 31 December 2004		1,027,504	(162,153)	(28,128)	837,223

Profit for the year	6	—	—	9,788	9,788
Fair value losses on cash flow hedges	24	—	(111,134)	—	(111,134)
Deferred tax on fair value losses on cash flow hedges	24	—	8,876	—	8,876
Hedges realised and reported in Income Statement	24	—	38,719	—	38,719
Balance at 31 December 2005		1,027,504	(225,692)	(18,340)	783,472
The Statement of Changes in Equity is to be read in conjunction with the notes to the financial statements set out on pages 38—68.
40 Lihir Gold Annual Report 2005

Lihir Gold Limited ARBN 069 803 998
Financial Statements for the year ended 31 December 2005
Statement of Cash Flows

		Group		Company
		$US 000		$US 000
	Note	2005	2004	2005	2004
Cash Flows from Operating Activities
Receipts from operating activities		243,704	248,391	243,704	248,391
Payments arising from operating activities		(233,501)	(220,225)	(233,501)	(220,225)
Interest received		1,882	3,512	1,882	3,512
Interest and finance charges paid to third parties		(2,543)	(1,327)	(2,543)	(1,327)
Net Cash Flows from Operating Activities	8	9,542	30,351	9,542	30,351
Cash Flows from Financing Activities
Drawdown of term debt		245,520	—	245,520	—
Repayment of term debt		(49,509)	(14,039)	(49,509)	(14,039)
Hedgebook restructure and fees		(62,200)	—	(62,200)	—
Proceeds of equity issue		—	2,286	—	2,286
Share issue transaction costs		—	(70)	—	(70)
Net Cash from / (used in) Financing Activities		133,811	(11,823)	133,811	(11,823)
Cash Flows from Investing Activities
Purchase of property plant and equipment		(99,492)	(87,663)	(99,492)	(87,663)
Proceeds on disposal of fixed assets		416	64	416	64
Net Cash used in Investing Activities		(99,076)	(87,599)	(99,076)	(87,599)
Net Increase / (Decrease) in Cash Held		44,277	(69,071)	44,277	(69,071)
Cash and cash equivalents at beginning of year		83,559	152,630	83,559	152,630
Net increase / (decrease) in cash held		44,277	(69,071)	44,277	(69,071)
Cash and Cash Equivalents at End of Year	7	127,836	83,559	127,836	83,559
The Statement of Cash Flows is to be read in conjunction with the notes to the financial statements set out on pages 38–68.
People | Results | Growth 41

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements
NOTE 1: Statement of Significant Accounting Policies
These financial statements are presented in accordance with the Papua New Guinea Companies Act 1997, and comply with applicable financial reporting standards and other mandatory professional reporting requirements approved for use in Papua New Guinea by the Accounting Standards Board (ASB). These financial statements have been prepared in accordance with International Financial Reporting Standards, which have been adopted by the ASB as the applicable financial reporting framework.
The financial statements have also been prepared on the basis of historical costs except as disclosed in the accounting policies below. For example, financial instruments are shown at fair value. The accounting policies have been consistently applied, unless otherwise stated.
The following is a summary of the significant accounting policies adopted in the preparation of the consolidated financial statements.
(i)	Consolidation

The consolidated financial statements of Lihir Gold Limited (the Company) include the accounts of its subsidiaries. Subsidiary undertakings, which are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations, are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealised gains and losses on transactions between group companies are eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Company. In the separate financial statements of the Company, the Company accounts for investments in subsidiaries at cost less any impairment.

(ii)	Exploration and evaluation expenditure

The Company charges exploration and evaluation costs against earnings as incurred.

(iii)	Development properties

A property is classified as a development property when a mine plan has been prepared, proved and probable reserves have been established, and the Company has decided to commercially develop the property. Development expenditure is accumulated separately for each area of interest in which economically recoverable mineral resources have been identified and are reasonably assured.

All expenditure incurred prior to the commencement of commercial levels of production from each development property is carried forward to the extent to which recoupment out of revenue to be derived from the sale of production from the relevant development property, or from the sale of that property, is reasonably assured.

No amortisation is provided in respect of development properties until they are reclassified as “Mine Properties”, following the commencement of commercial production. For the years ended 31 December 2004 and 2005, the Company has had no properties in the development stage. No development expenditure is currently being incurred or capitalised.

(iv)	Mine properties

Mine properties represent the accumulation of all development expenditures incurred by or on behalf of the Company in relation to areas of interest in which mining of a mineral reserve has commenced.

When future economic benefits are established by further development expenditure in respect of a mine property after the commencement of production, such expenditure is carried forward as part of the cost of that mine property. Otherwise such expenditure is classified as part of the cost of production.

Depreciation and amortisation of mine costs is determined using total proven and probable reserves. Total proven and probable reserves are used as the existing plant, infrastructure and other mining properties will be used in the development of all of the Company’s proven and probable reserves. No future costs have been included in the depreciable base.

Depreciation and amortisation of costs is provided for using the units-of-production method. The units-of-production basis results in a charge proportional to the depletion of estimated recoverable gold ounces contained in proved and probable ore reserves. Under this process, production of a unit commences when the ore is extracted from the ground. The amortisation charge is allocated to inventory throughout the production processes from the point at which ore is extracted from the pit until the ore is processed into gold dorè.

Where a change in estimated recoverable gold ounces contained in proved and probable ore reserves is made, depreciation and amortisation of mine properties is accounted for prospectively in the period of change and future periods.
42 Lihir Gold Annual Report 2005

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements
(v)	Determination of ore reserves and remaining mine life

The Company estimates its ore reserves and mineral resources based on information compiled by Competent Persons (as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves as revised December 2004 —the JORC code). Reserves determined in this way are taken into account in the calculation of depreciation, amortisation, impairment and restoration, rehabilitation and environmental expenditure.

In estimating the remaining life of the mine for the purpose of amortisation and depreciation calculations, due regard is given, not only to the amount of remaining recoverable gold ounces contained in proved and probable ore reserves, but also to limitations which could arise from the potential for changes in technology, demand, product substitution and other issues which are inherently difficult to estimate over a lengthy time frame.

(vi)	Deferred mining costs

The Company’s open pit mining operations make it necessary to remove overburden and other waste materials to access mineral deposits. The costs of removing waste materials are referred to as ‘stripping costs’. During the development of a mine, before production commences, such costs are capitalised as part of the investment in construction of the mine. Stripping costs have the effect of smoothing the cost of waste-rock removal over the life of the mine, to better align the cost of stripping with the associated future benefit expected from the ore that is accessed. This will result in deferred mining costs being fully amortised by the end of the mining and process phase of the operation.

Removal of waste materials continues during the production stage of the mine. Stripping costs incurred in the production stage of the mine are a development cost incurred to obtain access to proved and probable reserves and are capitalised as an additional investment in the mine. Stripping costs capitalised as part of the Company’s investment in the mine are allocated to mined reserves on the estimated ratio of waste to ore for each pit.

Direct expenditure on mining such as stripping, drilling and depreciation costs, are brought to account on a pit basis for each stage of the mine’s development based on the estimated ratio of waste to ore for each pit. During the production stage the actual ratio of waste to ore removed from each pit varies from year to year. In periods where more than the average amount of waste is removed the surplus is transferred to deferred mining costs. It is subsequently expensed during periods where the waste to ore ratio is less than the average. The average amount of waste to be removed is assessed according to the production stage of each pit, and not over the entire life of the mine.

Up until 2004, deferred mining costs incurred in relation to the Minifie pit, which has now been fully mined, was determined on a phase basis consistent with the characteristics of that pit. From 1 January 2004, the Company changed this basis to deferring mining costs on a pit basis, principally to more accurately reflect the costs of accessing future ore reserves from the Lienetz pit, which is the new pit relating to current mining operations. The impact of this change to the Company’s results at 31 December 2004 is an $US1.6 million increase in deferred mining costs.

Impairment testing of deferred mining costs is considered together with the assessment of the recoverable amount of the Company as a cash generating unit (CGU) because it is not appropriate to determine the recoverable amount of deferred mining costs in isolation of the Company’s other mining assets. As indicated in note 1 (x), consistent with prior years, the Company’s CGU comprises mine properties and deferred mining costs. The recoverable amount of the CGU is determined at each balance date where there is an indication that the assets may be impaired.

As there is currently no authoritative pronouncement under IFRS relating to the accounting for deferred stripping costs, the accounting practices among industry participants in this area are mixed. For example, some mining companies expense waste removal costs as incurred, which results in greater volatility in the results of operations from period to period. In our view, the practice adopted by the Company best reflects the risk and reward measures of the mine.
People | Results | Growth 43

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements
(vii)	Capitalisation of financing costs
Interest and other financing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation on that asset is determined as the actual borrowing costs incurred on that borrowing during the period. Capitalisation of borrowing costs ceases when all the activities necessary to prepare the qualifying asset for its intended use or sale are substantially complete. Interest earned on the temporary investment of borrowed funds is deducted from interest paid on the borrowed funds in arriving at the amounts so capitalised. These are amortised using the units-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves.
For the year ended 31 December 2005 an amount of $1.8 million was capitalised (2004: nil). This capitalisation relates to the gold loan drawn down (refer note 22) to the extent that the funds are applied to the construction of the flotation plant.
(viii)	Mine buildings, plant and equipment
Mine buildings, plant and equipment are stated at cost less accumulated depreciation and impairments losses / (reversals). Repairs and maintenance expenditures are charged against earnings as incurred. Major improvements and replacements that extend the useful life of an asset are capitalised. The Company applies the cost model in the subsequent measurement of its property, plant and equipment. This means that no revaluations are permitted under the Company’s asset measurement policy and that property, plant and equipment are therefore carried at cost less any accumulated depreciation and any accumulated impairment losses / (reversals).
The cost of each item of buildings, machinery and equipment is depreciated over its expected useful life. For the majority of assets this is accomplished using the units-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves, although some assets are depreciated using a percentage based on time. Each item’s economic life has due regard to both physical life limitations and to present assessments of economically recoverable reserves of the mine property (where appropriate) and to possible future variations in those assessments. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items.
The total net carrying values of mine building, plant and equipment at each mine property are reviewed regularly and, to the extent to which these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined. (Refer to note 1(x)).
Major spares purchased specifically for particular plant and equipment are included in the cost of the plant and equipment and are depreciated over the expected useful life of the item of plant and equipment.
Approximately 90% of all fixed assets are depreciated based on the units-of-production method, using recoverable ounces of gold contained in proved and probable ore reserves as the determinant. The remaining life of mine is expected to be approximately 38 years with processing of economic grade ore being completed in 2042. Assets which have an estimated useful life that is shorter than the 38 year total production period are depreciated on a straight-line basis over the shorter period. Examples of such assets include the Company’s mining fleet, equipment and other similar assets. Certain assets, such as the Company’s processing plant and related infrastructure, which are expected to have an estimated useful life equivalent to the remaining life of mine are depreciated over that period on a units-of-production basis.
44 Lihir Gold Annual Report 2005

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements

	Percentage	Percentage
	depreciated	depreciated
Fixed asset classification	as units-of-use	as straight line
Deferred expenditure	100%	—
Land and buildings	100%	—
Plant and equipment	85%	15%
Total average	90%	10%
The classification of “Land and Buildings” does not include freehold land as depreciable assets. The Company does not own any freehold land, and only occupies land by leasehold tenure. All lease costs are expensed as incurred.
(ix)	Inventories
Inventories of ore and metal are physically measured or estimated and valued at the lower of cost and net realisable value. Net realisable value is the amount estimated to be obtained from sale of the item of inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale.
Cost comprises direct material, direct labour and transportation expenditure in bringing such inventories to their existing location and condition, together with an appropriate portion of fixed and variable overhead expenditure and depreciation and amortisation, based on weighted average costs incurred during the period in which such inventories are produced.
In accordance with IAS 2 — “Inventories”, non-current ore stockpiles is defined as ore which is not scheduled to be processed in the twelve months after the Balance Sheet date. The Company believes the processing of these stockpiles will have a future economic benefit to the Company and accordingly values these stockpiles at the lower of cost and net realisable value. Net realisable value is assessed annually based on the product expected to be obtained from the ore at the estimated selling price less costs as calculated for other inventories of ore and metal, less all further costs to completion and all anticipated costs to be incurred prior to its sale.
Inventories of consumable supplies and spare parts expected to be used in production are valued at the lower of weighted average cost, which includes the cost of purchase as well as transportation and statutory charges, and net realisable value.
As a result of the landslide that occurred on 9 October 2005, 38,079 ounces held within non-current ore stockpiles have been expensed at cost (see note 6).
People | Results | Growth 45

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements
(x)	Impairment of assets
In accordance with IAS 36 “Impairment of Assets”, mine properties and other non-current assets (other than stock) are reviewed for impairment losses at each balance date for indication that the carrying amount may not be recoverable. Impairments of assets are recognised whenever the carrying amount of an asset exceeds its recoverable value. In determining recoverable value, reasonable and supportable future cash flow projections of the economic conditions that will exist over the remaining life of each asset are developed. The recoverable amount is measured as the higher of net selling price and value in use. Value in use is calculated by discounting future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
In 2000 and 1999, impairment losses of $US340.2 million were recognised, (2000: $US116.4 million, 1999: $US223.8 million), as the recoverable amount of the Company’s cash generating unit (consisting of mining properties and deferred mining costs) was less than its carrying amount. The recoverable amount was derived from value in use calculations based on discounted cash flows, a long-term gold price assumption of $US300 (1999: $US325) and a pre-tax real discount rate of 6% (1999: 7%).
In 2001, after applying the same principles as in 2000 and using a gold price of $US280 and a pre-tax real discount rate of 6%, no further impairment was required.
In 2004, 2003 and 2002, having applied the same principles as prior years and revisiting critical assumptions, including life of mine and remaining reserves, an impairment reversal of $US205.7 million (2003: $US31.1 million; 2002: $US37.9 million) was credited to the Income Statement in accordance with IAS 36, based on a long-term gold price assumption of $US380 (2003: $US340; 2002: $US305) and a pre-tax real discount rate of 7% (2003 and 2002: 7%). In 2004, all previous remaining asset impairments were fully reversed to the extent allowed by IAS 36.
In 2005, having applied the same principles as prior years and revisiting critical assumptions, no impairment reversal nor impairment loss was required to be recognised in accordance with IAS 36, based on a long-term gold price assumption of $US425 and a pre-tax real discount rate of 7%.
(xi)	Restoration, rehabilitation and environmental expenditure
In accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, a provision is raised for anticipated expenditure to be made on restoration and rehabilitation to be undertaken after mine closure. These costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas. The provision is only raised in respect of damage incurred up to balance date. The amount of any provision recognised is the full amount that has been estimated based on current costs required to settle present obligations, discounted using a pre-tax discount rate, reflecting current market assessments of the time value of money and those risks specific to the liability, of 6.2% (2004: 6.5%). Although estimates of future costs are reassessed annually, given the prolonged period to mine closure, it is possible that estimates of ultimate restoration, rehabilitation and environmental liabilities could change as a result of changes in regulations, the extent of environmental remediation required and the means of reclamation or cost estimates.
A corresponding asset, which represents future economic benefits, is raised and subsequently amortised using the units of production method.
Site rehabilitation and closure involves the dismantling and demolition of infrastructure not intended for subsequent community use, the removal of residual materials and the remediation of disturbed areas. Community requirements and long-term land use objectives are also taken into account.
46 Lihir Gold Annual Report 2005

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements
(xii)	Leases
Leases of property, plant and equipment where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership are assumed by the Company, are classified as finance leases. Finance leases are capitalised, recording an asset and liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Leased assets are amortised over the shorter of their estimated useful lives or the lease term. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.
Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.
Penalties paid for early settlement of leases are expensed.
(xiii)	Trade receivables
Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of trade receivables is established when there is evidence that the Company may not be able to collect all amounts due according to the original terms of receivables.
(xiv)	Borrowings
Borrowings are recognised initially at the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost. In compliance with the provisions of IAS 39, the gold loan (note 22) is accounted for as borrowings on an historical cost basis. Although the gold loan contains an embedded derivative, and would ordinarily be subject to cash flow hedge accounting, an exemption within the Standard allows the Company to account for the loan on an historical cost basis because subsequent repayment will be by physical delivery of gold ounces.
(xv)	Accounting for derivative financial instruments and hedging activities
The Company uses derivative financial instruments to hedge some of its exposure to fluctuations in gold prices. In order to protect against the impact of falling gold prices, the Company enters into hedging transactions which provide a minimum price to cover non-discretionary operating expenses and sustaining capital. The majority of the Company’s production is un-hedged, which allows it to take advantage of increases in gold prices.
Derivative financial instruments are initially recognised in the Balance Sheet at cost and are subsequently remeasured at their fair values. On the date a derivative contract is entered into, the Company designates the contract as a hedge against specific future production. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged.
Changes in the fair value of derivatives that are designated against future production, qualify as cash flow hedges and are deemed highly effective, are recognised in equity. Amounts deferred in equity are transferred to the Income Statement and classified as revenue in the same periods during which the hedged gold sales affect the Income Statement.
Certain derivative instruments do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognised immediately in the Income Statement.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the committed or forecasted production is ultimately recognised in the Income Statement. If the committed or forecast production is no longer expected to occur, the cumulative gain or loss reported in equity is immediately transferred to the Income Statement.
At the inception of the transaction, the Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific forecast gold sales. The Company also documents its assessment, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
In assessing the fair value of non-traded derivatives and other financial instruments, the Company obtains a valuation from an independent external party.
People | Results | Growth  47

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements
(xvi)	Share capital
Ordinary shares are classified as equity. Incremental external costs directly attributable to the issue of new shares, other than in connection with a business combination, are shown in equity as a deduction, net of tax, from the proceeds. Share issue costs incurred directly in connection with a business combination are included in the cost of acquisition. Where the Company or its subsidiaries purchases the Company’s equity share capital, the consideration paid including any attributable incremental external costs net of income taxes is deducted from total shareholders’ equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders’ equity.
(xvii)	Revenue recognition
Sales are recognised as revenue only when there has been a passing of title and risk to the customer, and:
(a)	the product is in a form suitable for delivery and no further processing is required by, or on behalf of, the Company;
(b)	the quantity and quality (grade) of the product can be determined with reasonable accuracy;
(c)	the product has been dispatched to the customer and is no longer under the physical control of the Company (or property in the product has earlier passed to the customer);

(d)	the selling price can be measured reliably;

(e)	it is probable that the economic benefits associated with the transaction will flow to the Company; and

(f)	the costs incurred or to be incurred in respect of the transaction can be measured reliably.
Sales revenue represents the gross proceeds receivable from the customer.
(xviii)	Interest income
Interest income is recognised on a time proportion basis using the effective interest rate method.
(xix)	Cash and cash equivalents
For the purpose of the Statement of Cash Flows and Balance Sheet, cash includes:
(a)	cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and

(b)	investments in money market instruments with less than 90 days to maturity from the date of acquisition.
(xx)	Employee benefits
The amounts expected to be paid to employees for their pro-rata entitlement to annual and sick leave are accrued annually at current pay rates having regard to period of service and statutory obligations. Long-service leave entitlements are determined in accordance with the requirements for other long-term employee benefits.
The Company contributes to a defined contribution plan for its employees. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees’ benefits relating to employee service in the current and prior periods. For defined contribution plans, the Company pays contributions to a privately administered pension plan on a mandatory basis. Once the contributions have been paid, the Company has no further payment obligations. The regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs.
48 Lihir Gold Annual Report 2005

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements
(xxi)	Provisions
Provisions are recognised when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.
(xxii)	Dividends
Dividends are recorded in the Company’s financial statements in the period in which they are approved by the Company’s directors.
(xxiii)	Income tax
Tax effect accounting procedures are followed using the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Income tax on temporary differences is set aside to the deferred tax liability and deferred tax asset accounts at current enacted tax rates. Deferred tax assets relating to deductible temporary differences and tax losses are only carried forward as an asset to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilised.
(xxiv)	Foreign currency translation
As the Company’s revenue is denominated in US dollars and the majority of its fixed asset purchases and costs are in US dollars or currencies related to US dollars, the Company’s directors have adopted the US dollar as the Company’s measurement and reporting currency.
Foreign currency transactions (other than US dollars) are initially translated into US currency at the rate of exchange at the date of the transaction. At the date of the Balance Sheet, amounts payable and receivable in foreign currencies are translated to US dollars at rates of exchange current at that date. Resulting exchange differences are brought to account in determining the profit or loss for the year.
(xxv)	Segment reporting
A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments.
A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments. Within the geographical segment risks associated with sales revenues are different from those associated with assets and liabilities.
(xxvi)	Comparative figures
Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year.
(xxvii)	Rounding of amounts
The Financial Statements have been rounded to the nearest thousand dollars.
(xxviii)	Significant risks and uncertainties
The Lihir operation is subject to the provisions of the PNG Mining Act 1992 which governs the granting of mining rights and the conditions upon which those rights may be terminated. In particular, the Company is party to a mining development contract, dated
17 March 1995 (the “Mining Development Contract”) with the PNG Government, which sets forth the terms upon which the Company may exercise its rights under the Special Mining Lease which governs the Lihir operation. Under certain limited circumstances, the PNG Government may terminate the Mining Development Contract and therefore, the Special Mining Lease. Any such termination would prohibit the continued operation of the Lihir operation.
People | Results | Growth  49

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements
(xxix)	Critical accounting estimates and judgements
The preparation of Financial Statements in accordance with International Financial Reporting Standards requires management to make estimates and assumptions concerning the future that affect the amounts reported in the financial statements and accompanying notes. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
The most significant estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year relate to the recoverability of long-lived assets and non-current ore stockpiles, the provision for restoration and rehabilitation obligations and the recoverability of deferred tax assets. The resulting accounting estimates will, by definition, seldom equal the related actual results. Management believes the assumptions that they have adopted are reasonable and supportable.
Key estimates and assumptions made in the preparation of these financial statements are described below:
Recoverability of long-lived assets
As set out in note 1(x) certain assumptions are required to be made in order to assess the recoverability of long-lived assets. Key assumptions include the future price of gold, future cash flows, an estimated discount rate and estimates of ore reserves. A 10% increase or decrease to the long-term gold price used of $US425 may impact the carrying value of long-lived assets should there not be an expected similar decrease in the costs of inputs to the process, either through a reduction in input prices or management corrective action. An increase in the discount rate to 8% may have a similar affect on the carrying value of long-lived assets. In addition, cash flows are projected over the life of mine, which is based on proved and probable ore reserves. Estimates of ore reserves in themselves are dependent on various assumptions, in addition to those described above, including gold cut-off grades. Changes in these estimates could materially impact on ore reserves, and could therefore affect estimates of future cash flows used in the assessment of recoverable amount, estimates of the life of mine and depreciation and amortisation.
Recoverability of non-current ore stockpiles
As set out in note 1(ix) and note 9 certain assumptions are required to made in order to assess the recoverability of non-current ore stockpiles. Key assumptions include the estimated recoverable ounces of gold available for future processing, estimated selling price of gold, future costs of completion and selling costs. A 10% decrease in the spot price of gold, or to the future cost to complete, will not have any affect on the carrying value of non-current ore stockpiles.
Provision for restoration and rehabilitation obligations
As set out in note 1(xi) and note 14 certain assumptions are required to be made in determining the amount the Company is expected to incur to settle its obligations in relation to restoration and rehabilitation of the mine site. Key assumptions include the amount and timing of future cash flow estimates. A 10% increase to cost assumptions will result in a $US0.9m increase in the liability and in the carrying value of assets. An increase in the discount rate to 7.2% will result in a $US1.6m decrease in the liability and in the carrying value of assets.
Recoverability of deferred tax assets
See note 1(xxiii) and note 15 for key assumptions.
As noted above, judgements are made in designing and applying the Company’s accounting policies, including the above policies and the policy for deferred mining costs, described in note 1 (vi). Other than these items and the disclosures made elsewhere in these financial statements, there were no other items of critical judgement that warrant separate disclosure.
50 Lihir Gold Annual Report 2005

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements
NOTE 2: Changes in Accounting Policies and New Accounting Standards
The International Accounting Standards Board (“IASB”) released a number of revisions to International Financial Reporting Standards in 2003 for application beginning on or after 1 January 2005, as well as the release of a number of new International Financial Reporting Standards. None of these standards have had, nor will have any material impact on the Company’s accounting policies when they became or become effective. From the Company’s perspective, the only relevant standard is IFRS 6 ‘Exploration for and Evaluation of Mineral Resources’ which applies to financial periods beginning on or after 1 January 2006. This standard permits the capitalisation of exploration and evaluation costs under certain circumstances, which differs from the Company’s policy of expensing such costs as incurred. No change in the Company’s accounting policy is required at this time.
NOTE 3: Special Mining Lease
The Special Mining Lease was issued on 17 March 1995 and has a term of 40 years. Under the Mining Act it may be renewed for subsequent 20-year periods at the discretion of the PNG Government.
NOTE 4: Requirements regarding Cash Reserves
The Papua New Guinea Central Bank regulations (Foreign Exchange and Gold) generally require PNG companies to hold all cash reserves in Kina. Prior approval of the Bank of Papua New Guinea is required to convert funds from Kina into other currencies.
Under the Mining Development Contract, however, the Company has permission to retain funds in foreign currencies to meet its obligations.
NOTE 5: Dividend Restrictions
The Syndicated Facilities Agreement signed on 15 September 2005 permits the payment of dividends and other distributions only if certain conditions are met. The Company may generally at any time prior to the next calculation date (30 June and 31 December each year with the first Calculation Date being 31 December 2007 as defined in the agreement) withdraw all or part of any excess over a specified minimum cash balance in an offshore account for its own purposes (including any distribution or payment into an unsecured distribution account) subject to conditions specified within the Agreement.
People | Results | Growth 51

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements
NOTE 6: Operating Profit

		Group		Company
		$US 000		$US 000
	Note	2005	2004	2005	2004
Operating profit before taxation has been determined after crediting / (charging):

Sales and Other Revenue
Gold sales at spot		263,919	245,397	263,919	245,397
Realisation of hedging instruments		(25,233)	(6,764)	(25,233)	(6,764)
Gold lease rate fees		5,016	4,595	5,016	4,595
Fair value (losses) / gains		(5,390)	8,608	(5,390)	8,608
Realisation of deferred hedging income		661	661	661	661
Realisation of deferred hedging costs		(14,147)	(17,829)	(14,147)	(17,829)
Other revenue		45	—	45	—
		224,871	234,668	224,871	234,668

Refining, Royalty and Management Fees
Refining and related costs		(751)	(780)	(751)	(780)
Royalties on sales		(4,862)	(4,864)	(4,862)	(4,864)
Management fees		(1,125)	(1,500)	(1,125)	(1,500)
		(6,738)	(7,144)	(6,738)	(7,144)

Other Operating Expenses
Operating consumables		(108,914)	(103,542)	(108,914)	(103,542)
Contracted services		(45,944)	(43,729)	(45,944)	(43,729)
Staff costs		(33,523)	(27,561)	(33,523)	(27,561)
Mining levy		(6,389)	(8,461)	(6,389)	(8,461)
Insurance		(4,744)	(5,221)	(4,744)	(5,221)
Air travel		(4,896)	(4,419)	(4,896)	(4,419)
Operating lease rentals		(687)	(2,015)	(687)	(2,015)
Consultants		(5,262)	(3,883)	(5,262)	(3,883)
Donations and community assistance		(5,370)	(3,636)	(5,370)	(3,636))
Net foreign exchange gains / (losses)		1,358	(5,900)	1,358	(5,900)
Provisions for stores stock obsolescence		(982)	(963)	(982)	(963)
Provision for doubtful debts		(354)	(389)	(354)	(389)
Deferred mining costs		25,048	37,865	25,048	37,865
Costs deferred and transferred to inventories		42,128	3,557	42,128	3,557
Inventory write-off: Economic grade stockpile		(2,920)	—	(2,920)	—
Impairment reversal: Mine properties and deferred mining costs		—	205,723	—	205,723
Impairment reversal: Economic grade stockpile		—	90,200	—	90,200
Other costs		(12,821)	(9,138)	(12,821)	(9,138)
		(164,272)	118,488	(164,272)	118,488

Depreciation and Amortisation
Depreciation and amortisation mine properties		(35,757)	(32,929)	(35,757)	(32,929)
		(35,757)	(32,929)	(35,757)	(32,929)

Total Operating (Expenses) / Income		(206,767)	78,415	(206,767)	78,415

Net Financing Costs
Interest income		1,221	3,512	1,221	3,512
Interest expense on gold loan		(438)	—	(438)	—
Other finance costs		(3,150)	(2,110)	(3,150)	(2,110)
		(2,367)	1,402	(2,367)	1,402
52 Lihir Gold Annual Report 2005

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements
NOTE 7: Cash and Cash Equivalents

		Group		Company
		$US 000		$US 000
	Note	2005	2004	2005	2004
Cash at bank and on hand		2,596	17,228	2,596	17,228
Short term deposits with financial institutions		125,240	66,331	125,240	66,331
		127,836	83,559	127,836	83,559
At 31 December 2005 the effective interest rate on short-term deposits was 4.27% (2004: 2.92%). These deposits have an average maturity of 20 days (2004: 23 days).
NOTE 8: Net Cash Flow from Operating Activities

		Group		Company
		$US 000		$US 000
	Note	2005	2004	2005	2004
Reconciliation of cash flow from operating activities to operating profit after tax

Operating Profit after Taxation		9,788	329,221	9,788	329,221
Depreciation and amortisation		35,757	32,929	35,757	32,929
Fair value gains		5,390	(8,608)	5,390	(8,608)
Impairment reversal: mine properties and deferred mining costs		—	(205,723)	—	(205,723)
Impairment reversal: economic grade stockpiles		—	(90,200)	—	(90,200)
Amortisation of deferred hedging income		(661)	(661)	(661)	(661)
Amortisation of deferred hedging costs		14,147	17,829	14,147	17,829
Provision for doubtful debts		354	389	354	389
Loss / (profit) on disposal of assets		2,492	(49)	2,492	(49)
Income tax expense / (benefit)		5,949	(14,736)	5,949	(14,736)
Decrease in debtors and prepayments		689	1,187	689	1,187
Increase in inventories		(46,762)	(3,236)	(46,762)	(3,236)
Increase in deferred mining costs		(25,048)	(37,865)	(25,048)	(37,865)
Increase in creditors		5,029	8,504	5,029	8,504
Increase in provisions		2,418	1,370	2,418	1,370
Net Cash Flow from Operating Activities		9,542	30,351	9,542	30,351
People | Results | Growth 53

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements
NOTE 9: Inventories

		Group		Company
		$US 000		$US 000
	Note	2005	2004	2005	2004
Current
Stores		43,567	34,269	43,567	34,269
Less: Provision for obsolescence		(5,299)	(4,317)	(5,299)	(4,317)
		38,268	29,952	38,268	29,952
Production work in progress		2,824	1,500	2,824	1,500
Finished goods		4,584	1,511	4,584	1,511
Ore stockpiles		36,036	27,281	36,036	27,281
		43,444	30,292	43,444	30,292
		81,712	60,244	81,712	60,244

Non-Current
Ore stockpiles		115,494	90,200	115,494	90,200
		115,494	90,200	115,494	90,200
Total Inventories		197,206	150,444	197,206	150,444
Current stockpiled ore mainly relates to run-of-mine (ROM) stockpile and crushed ore stocks ready for processing into finished goods within the next 12 months. These are valued at the lower of cost and net realisable value. Cost includes mining costs, costs of conversion (crushing and conveying costs) and an allocation of fixed and variable production overheads based on their contained gold.
Non-current ore stockpiles represent ore that has been extracted from the mine and is available for future processing but is not expected to be processed within the next 12 months. Stockpiles are measured by estimating the number of tonnes (via truck counts and / or in-pit surveys of the ore before stockpiling) added and removed from the stockpile, the number of contained ounces (based on assay data) and the recovery percentage (based on the process for which the ore is destined). Stockpile tonnages are verified by periodic surveys. Stockpiles are carried at the lower of cost and net realisable value. Cost is applied based on mining costs incurred up to the point of stockpiling the ore, including applicable overheads such as depreciation and amortisation relating to mining operations.
In previous years, a full provision was made against non-current ore stockpiles on the basis that cost exceeded net realisable value. In accordance with IAS 2 “Inventories”, at 31 December 2004, this previous write-down has been fully reversed to reflect the cost of these ore stockpiles, which is the amount that is expected to be realised from future processing of the ore.
Finished goods inventory is stated at the lower of cost and net realisable value.
54   Lihir Gold Annual Report 2005

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements
NOTE 10: Receivables

		Group		Company
		$US 000		$US 000
	Note	2005	2004	2005	2004
Current
Trade receivables		—	3	—	3
Other debtors — related parties		48	454	48	454
Other amounts receivable from third parties		7,878	6,873	7,878	6,873
Less: Provision for doubtful debts		(2,579)	(2,225)	(2,579)	(2,225)
		5,347	5,105	5,347	5,105

Non-Current
Other debtors — related parties		474	534	474	534
Other amounts receivable		2	2	2	2
		476	536	476	536
Total Amounts Receivable		5,823	5,641	5,823	5,641
Leases accounted for as a lessor (included in “other debtors — related parties”).
The Company leases earthmoving equipment to the Lakaka Group, a landowner company, under two separate arrangements whereby the substantial risks and rewards of ownership are transferred to the other party. The terms of the leases are 48 months and 36 months respectively, with commencement dates of November 2000 and October 2002. The interest rate for both leases is 9% per annum. A non-guaranteed residual amount of K100, 000 is accounted for as a benefit to the Company under the terms of the earlier lease. No unearned finance income or contingent rents have been recognised as income.

		Group		Company
		$US 000		$US 000
	Note	2005	2004	2005	2004
Gross investments in finance leases
Amounts receivable not later than one year		—	414	—	414
Unearned finance income on finance leases		—	(15)	—	(15)
Net Investment in Finance Leases		—	399	—	399
Amounts receivable not later than one year		—	399	—	399
Loan (included in “other debtors — related parties”)
The Company has extended unsecured loans, repayable in monthly instalments, to landowner companies. The initial loan to the Lakaka Group for PGK2.5 million in 2000 is repayable over a 10 year term at an interest rate of 10%. In 2002 the Company extended an unsecured loan to Kuridala Ltd of $US3.2 million at an interest rate of 8.77%, repayable over a two-year term, following the termination of a lease financing facility used to fund mining equipment owned by Kuridala Ltd. The loan was fully repaid by Kuridala in 2004.
People | Results | Growth   55

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements

		Group		Company
		$US 000		$US 000
	Note	2005	2004	2005	2004
Gross investments in loan
Amounts receivable not later than one year		135	132	135	132
Amounts receivable later than one year and but not later than five years		528	530	528	530
Amounts receivable later than five years		—	121	—	121
		663	783	663	783

Unearned finance income on loan		(141)	(194)	(141)	(194)
Net Investment in Loan		522	589	522	589

Amounts receivable not later than one year		48	55	48	55
Amounts receivable later than one year and but not later than five years		474	418	474	418
Amounts receivable later than five years		—	116	—	116
		522	589	522	589
NOTE 11: Deferred Mining Cost

		Group		Company
		$US 000		$US 000
	Note	2005	2004	2005	2004
Non-Current
Deferred mining costs		91,981	66,933	91,981	66,933
Total Deferred Mining Costs		91,981	66,933	91,981	66,933
56   Lihir Gold Annual Report 2005

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements
NOTE 12: Mine Properties

		Group		Company
		$US 000		$US 000
	Note	2005	2004	2005	2004
Capital Works In Progress
Cost brought forward		65,966	8,160	65,966	8,160
Additions		99,492	87,663	99,492	87,663
Transfers to mining properties		(98,563)	(29,857)	(98,563)	(29,857)
Total Capital Works in Progress		66,895	65,966	66,895	65,966

Mine Properties
Plant and equipment
Cost brought forward		620,652	595,598	620,652	595,598
Transfers from capital works in progress		55,437	25,809	55,437	25,809
Disposals		(6,065)	(755)	(6,065)	(755)
Cost Carried Forward		670,024	620,652	670,024	620,652

Depreciation brought forward		(202,284)	(282,936)	(202,284)	(282,936)
Charge for the year		(27,005)	(26,162)	(27,005)	(26,162)
Impairment reversal		—	106,076	—	106,076
Disposals		3,721	738	3,721	738
Depreciation Carried Forward		(225,568)	(202,284)	(225,568)	(202,284)

Net Book Value		444,456	418,368	444,456	418,368

Land and buildings
Cost brought forward		80,132	79,442	80,132	79,442
Transfers from capital works in progress		37,565	690	37,565	690
Cost Carried Forward		117,697	80,132	117,697	80,132

Depreciation brought forward		(22,824)	(45,294)	(22,824)	(45,294)
Charge for the year		(2,456)	(1,471)	(2,456)	(1,471)
Impairment reversal		—	23,941	—	23,941
Depreciation Carried Forward		(25,280)	(22,824)	(25,280)	(22,824)

Net Book Value		92,417	57,308	92,417	57,308

Deferred expenditure
Cost brought forward		271,781	268,422	271,781	268,422
Transfers from capital works in progress		5,561	3,359	5,561	3,359
Cost Carried Forward		277,342	271,781	277,342	271,781

Depreciation brought forward		(78,346)	(148,929)	(78,346)	(148,929)
Charge for the year		(6,249)	(5,123)	(6,249)	(5,123)
Impairment reversal		—	75,706	—	75,706
Depreciation Carried Forward		(84,595)	(78,346)	(84,595)	(78,346)

Net Book Value		192,747	193,435	192,747	193,435
People | Results | Growth   57

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements

		Group		Company
		$US 000		$US 000
	Note	2005	2004	2005	2004
Cost brought forward		972,565	943,462	972,565	943,462
Transfers from capital works in progress		98,563	29,858	98,563	29,858
Disposals		(6,065)	(755)	(6,065)	(755)
Cost Carried Forward		1,065,063	972,565	1,065,063	972,565

Depreciation brought forward		(303,454)	(477,159)	(303,454)	(477,159)
Charge for the year		(35,710)	(32,756)	(35,710)	(32,756)
Impairment reversal		—	205,723	—	205,723
Disposals		3,721	738	3,721	738
Depreciation Carried Forward		(335,443)	(303,454)	(335,443)	(303,454)

Net Book Value		729,620	669,111	729,620	669,111
Rehabilitation
Cost brought forward		6,242	4,792	6,242	4,792
(Deductions) / additions		(35)	1,450	(35)	1,450
Cost Carried Forward		6,207	6,242	6,207	6,242

Amortisation brought forward		(2,329)	(2,156)	(2,329)	(2,156)
Charge for the year		(47)	(173)	(47)	(173)
Amortisation Carried Forward		(2,376)	(2,329)	(2,376)	(2,329)

Net Book Value		3,831	3,913	3,831	3,913

Total Mine Properties		800,346	738,990	800,346	738,990
58   Lihir Gold Annual Report 2005

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements
NOTE 13: Accounts Payable

		Group		Company
		$US 000		$US 000
	Note	2005	2004	2005	2004
Current
Trade creditors and accruals		33,950	28,720	33,950	28,720
Amounts payable to subsidiary		—	—	53,445	53,521
Amounts payable to related parties		476	677	476	677
		34,426	29,397	87,871	82,918
NOTE 14: Provisions

		Group		Company
		$US 000		$US 000
	Note	2005	2004	2005	2004
Current
Employee provisions		5,614	3,552	5,614	3,552
		5,614	3,552	5,614	3,552

Non-Current
Employee provisions		2,616	2,799	2,616	2,799
Rehabilitation provision
Opening balance		9,235	7,015	9,235	7,015
(Reduction in) / additional provision for changes in estimated cash outflows		(1,868)	957	(1,868)	957
Additional provision due to ground disturbance		451	497	451	497
Life of mine variation		1,382	—	1,382	—
Interest charge		608	766	608	766
Closing balance		9,808	9,235	9,808	9,235
		12,424	12,034	12,424	12,034
Total Provisions		18,038	15,586	18,038	15,586

Current employee provisions relate to the following short-term benefits which are payable within 12 months:

Annual leave		2,427	2,012	2,427	2,012
Sick leave		559	529	559	529
Superannuation		265	55	265	55
Service bonus		2,363	956	2,363	956
Total		5,614	3,552	5,614	3,552
The service bonus is a scheme whereby some employees contribute 10% of their gross fortnight / monthly salary to the Company and are entitled to receive back their contributions plus a further 10% from the Company, to be paid out in the current period.
All non-current employee provisions relate to long-service leave entitlements and are determined in accordance with the requirements for other long-term employee benefits.
People | Results | Growth     59

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements
NOTE 15: Income Tax
Income tax expense for the year has been calculated as follows:

		Group		Company
		$US 000		$US 000
	Note	2005	2004	2005	2004
Income Tax (Benefit) / Expense
Deferred tax — current year		4,654	96,676	4,654	96,676
Deferred tax — prior year		1,295	(111,412)	1,295	(111,412)
Total Income Tax Expense / (Benefit)		5,949	(14,736)	5,949	(14,736)
The tax on the Company’s profit before tax differs from the theoretical amount that would arise using the tax rate applicable to profits of the Company as follows:
Profit Before Tax		15,737	314,485	15,737	314,485
Prima facie income tax expense on operating profit at 30%		4,721	94,345	4,721	94,345
Permanent differences
— Expenses not deductible for tax purposes		8	2,391	8	2,391
— Section 72A double deductions		(75)	(60)	(75)	(60)
		4,654	96,676	4,654	96,676
Recognition of previously unrecognised deferred tax asset		—	(111,412)	—	(111,412)
Items for which no deferred income tax asset was previously recognised		1,295	—	1,295	—
Tax Expense / (Benefit)		5,949	(14,736)	5,949	(14,736)

Deferred Income Tax
Deferred Tax Assets:
— Deferred tax asset to be recovered within 12 months		(14,268)	(16,222)	(14,268)	(16,222)
— Deferred tax asset to be recovered after more than 12 months		(138,580)	(126,996)	(138,580)	(126,996)
		(152,848)	(143,218)	(152,848)	(143,218)
Deferred Tax Liabilities:
— Deferred tax liabilities to be recovered within 12 months		6,538	—	6,538	—
— Deferred tax liabilities to be recovered after more than 12 months		58,571	58,406	58,571	58,406
		65,109	58,406	65,109	58,406
The gross movement of the deferred tax account is as follows:
Balance at beginning of year		(84,812)	—	(84,812)	—
Income statement charge / (credit)		5,949	(14,736)	5,949	(14,736)
Tax charged to equity		(8,876)	(70,076)	(8,876)	(70,076)
Balance at End of Year		(87,739)	(84,812)	(87,739)	(84,812)
Deferred income tax assets and liabilities have been offset as the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and deferred tax liabilities relate to the same income taxes levied by the same taxation authority in Papua New Guinea.
60     Lihir Gold Annual Report 2005

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements
Movements in deferred tax assets and deferred tax liabilities:

	Provisions of assets	Inventories	Derivatives	Tax losses	Other	Total
Deferred tax assets
At 1 January 2005	(7,151)	—	(70,076)	(65,945)	(46)	(143,218)
(Credited) / charged to the Income Statement	966	(1,590)	—	332	(462)	(754)
(Credited) / charged to equity	—	—	(8,876)	—	—	(8,876)
At 31 December 2005	(6,185)	(1,590)	(78,952)	(65,613)	(508)	(152,848)

	Accelerated tax	Consumable	Deferred	Prepaid
	depreciation	stores	mining	insurance	Other
Deferred tax liabilities
At 1 January 2005	34,172	3,965	20,080	189	—	58,406
Charged / (credited) to the Income Statement	(3,196)	2,449	7,514	(64)	—	6,703
At 31 December 2005	30,976	6,414	27,594	125	—	65,109
Deferred income tax assets are recognised for tax loss carry-forwards and other temporary differences to the extent that the realisation of the related tax benefit through future taxable profits is probable. The tax losses can be carried forward for a period not exceeding 20 years.
NOTE 16: Remuneration and Benefits
(a) Directors’ remuneration, including the value of benefits received during the year:

	Group		Company
	$US 000		$US 000
	2005	2004	2005	2004
Garnaut, Ross	126	121	126	121
Siaguru, Anthony (deceased 16 April 2004)	—	21	—	21
Kamit, Winifred (appointed 20 October 2004)	44	—	44	—
Loudon, Geoff	47	45	47	45
Cassidy, Peter	45	45	45	45
O’Reilly, John	—	—	—	—
Swan, Neil (resigned 1 October 2005)	498	456	498	456
Hood, Arthur (appointed 1 October 2005)	126	—	126	—
Brook, Bruce (appointed 4 December 2005)	—	—	—	—
People | Results | Growth   61

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements
(b)	The number of employees, not including directors, whose remuneration and benefits exceeded the equivalent of PNG Kina 100,000 for 2005 fall into the following bands:

Remuneration and Benefit Band	Number of Employees
$US	2005	2004
$30,001 – $40,000	11	6
$40,001 – $50,000	7	5
$50,001 – $60,000	6	7
$60,001 – $70,000	2	6
$70,001 – $80,000	3	5
$80,001 – $90,000	4	3
$90,001 – $100,000	5	5
$100,001 – $110,000	10	6
$110,001 – $120,000	4	7
$120,001 – $130,000	9	9
$130,001 – $140,000	5	3
$140,001 – $150,000	9	1
$150,001 – $160,000	7	7
$160,001 – $170,000	6	5
$170,001 – $180,000	7	3
$190,001 – $200,000	3	1
$200,001 – $210,000	3	—
$210,001 – $220,000	3	2
$220,001 – $230,000	2	1
$230,001 – $240,000	1	1
$240,001 – $250,000	1	1
$250,001 – $260,000	—	1
$270,001 – $280,000	—	1
$280,001 – $290,000	1	1
$390,001 – $400,000	1	—
$470,001 – $480,000	1	—
NOTE 17: Retirement Benefits
Certain employees of the Company participate in a retirement benefit plan, and contributions are made by the Company to the plan based on 15% of the employee’s base salary. Contributions made during the year amounted to $US768,492 (2004: $US602,882). This is a multi-employer plan, and members’ benefits are in the nature of defined contributions.
The Company also participates in the National Superannuation Fund of Papua New Guinea in respect of its Papua New Guinean employees. The Company contributes to this fund at the statutory rate of 7.7% of salary, and contributions made during the year amounted to $US880,622 (2004: $US750,222). This is a multi-employer plan, and members’ benefits are in the nature of defined contributions.
62  Lihir Gold Annual Report 2005

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements
NOTE 18: Auditor’s Remuneration

	Group		Company
	$US 000		$US 000
	2005	2004	2005	2004
Fees paid / payable to the Company’s auditors for:
Auditing the Financial Statements
PricewaterhouseCoopers, PNG Firm	249	218	189	218
PricewaterhouseCoopers, Other Overseas Firms	105	147	105	147
Other services (Assurance)
PricewaterhouseCoopers, PNG Firm	52	—	52	—
PricewaterhouseCoopers, Other Overseas Firms	59	—	59	—
Other services (Tax)	129	27	103	27
	594	392	508	392

NOTE 19: Share Capital

(a) Issued and paid up capital
Ordinary shares
Opening balance	1,027,504	1,025,288	1,027,504	1,025,288
Shares issued	—	2,286	—	2,286
Share issue transaction costs	—	(70)	—	(70)
Closing Balance	1,027,504	1,027,504	1,027,504	1,027,504

	Number of Shares ‘000
	2005	2004
b) Issued and paid up capital
Opening balance	1,284,225	1,282,334
Shares issued	—	1,891
Closing balance	1,284,225	1,284,225
Consisting of:
Total shares	1,445,752	1,445,752
Treasury shares	(161,527)	(161,527)
Closing Balance	1,284,225	1,284,225
All shares in the Company are ordinary shares, all being of the same class, (other than Treasury shares), having equal participation and voting rights. The Treasury shares are classified as “B” shares and arise from the merger with Niugini Mining Limited in 2000. These shares confer no voting rights, no rights to participation in dividends, are not transferable and are redeemable at the option of Lihir Gold Limited.
In accordance with the Papua New Guinea Companies Act, par values are not attributable to shares and there is no authorised capital.
People | Results | Growth  63

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements
NOTE 20: Capital and Leasing Commitments

		Group		Company
		$US 000		$US 000
	Note	2005	2004	2005	2004
(a) Operating lease commitments
Non-cancellable operating leases contracted for at balance date but not yet incurred are as follows:
Payable
– not later than one year		356	531	356	531
– later than one year but not later than two years		356	401	356	401
– later than two years but not later than five years		546	237	546	237
– later than five years		2,494	—	2,494	—
		3,752	1,169	3,752	1,169

(b) Capital expenditure commitments
Capital expenditure commitments contracted for:
Payable
– not later than one year		86,287	34,656	86,287	34,656
– later than one year but not later than two years		—	—	—	—
		86,287	34,656	86,287	34,656
The major items of capital commitment are: Flotation plant ($US41.6m), 20MW geothermal power station ($US32.4m); geothermal wells ($US3.4m); dewatering wells ($US1.9m); and, shovel refurbishments ($US1.5m).
NOTE 21: Contingent Liabilities
Claims
Niugini Mining Limited (NML) has been subject to two claims for unspecified damages relating to the decommissioned Mt Victor mine in Papua New Guinea. These claims were instituted in 1997 and date back to activities prior to ownership of NML by Lihir Gold Limited. Considerable time elapsed between the time the proceedings were initially instituted and the time at which they were served on NML. An application was instituted that the proceedings be set aside on the basis that they were improperly issued. This was on foot for some years. An appeal was made to the Supreme Court after the National Court ruled against NML in May of 2003. The appeal to the Supreme Court of Appeal was heard on 26 July 2004. The Court did not however hand its decision down until late November 2005. It dismissed NML’s appeal on the basis of its general procedural discretion, finding that the balance of fairness or convenience favoured the claimants. This was derived from the fact that the claim would have been statute-barred (then having been issued too long after the time when the cause of action arose), which would have been a complete defence available to NML. On the other hand, the Court noted that other defences were still available to NML. No further appeal is now possible in relation to this application. NML will now deal with the merits of the claim, firstly by requiring a full particularisation of it and of the loss and damage suffered by the claimants. This will lead to the need for NML’s defence to be redrawn. It is considered highly unlikely that the plaintiff will be able to mount sufficient evidence in support of the claim to satisfy the burden of proof. The Company intends to defend the claim vigorously.
64   Lihir Gold Annual Report 2005

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements
NOTE 22: Borrowings and Finance Facilities
The major facilities are summarised as follows:
Project Financing Facility
A new Syndicated Finance Facility, signed on 15 September 2005, is a facility of two parts, both parts arranged by ABN AMRO Australia Limited. Participating with ABN AMRO Australia Limited as financiers of the facility are eleven banks: Australia and New Zealand Banking Group Limited, Bayerische Hypo- und Vereinsbank AG, BNP Paribas, Bank of Western Australia Ltd, Commonwealth Bank of Australia, Macquarie Bank Limited, National Australia Bank Limited, Natexis Banques Populaires, Société Générale, WestLB AG, and Westpac Banking Corporation.
The first part is a $US50 million revolving credit facility. The interest applicable to the facility, inclusive of political risk insurance, is 2.85% over LIBOR. The amount of this facility drawn down at 31 December 2005 is nil.
Mandatory prepayments are required under the Finance Facility under certain conditions. The Company has pledged its assets, gold production and cash balances as collateral and has provided a range of covenants and warranties in relation to the facility (Refer to Note 5).
The second part is a 480,000 ounce gold facility fully drawn down on 15 September 2005 generating funds of $US215,520,000 at the draw down price of $US449.00.
The gold loan delivery schedule is:

Delivery (in ounces)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2006	—	—	—	—	—
2007	—	—	30,000	30,000	60,000
2008	30,000	30,000	15,000	25,000	100,000
2009	50,000	35,000	30,000	15,000	130,000
2010	40,000	25,000	15,000	20,000	100,000
2011	40,000	50,000	—	—	90,000
In compliance with IAS 39, the gold loan is accounted for as borrowings on an historical cost basis. Although the gold loan contains an embedded derivative, and would ordinarily be subject to cashflow hedge accounting, an exemption within the Standard allows the Company to account for the loan on an historical cost basis because subsequent repayment is by physical delivery of gold ounces.
Gold lease rate swaps apply to the entire 480,000 ounce gold facility and entitle the Company to receive a floating rate allowance, used in the determination of the transaction price, in exchange for an obligation to pay a fixed rate, where repayment occurs on a periodic basis. Net gold lease rate swaps paid in ounces are recorded as finance costs.
Interest applicable to the facility is paid in ounces, is valued at cost of sales, and is either capitalised to the extent that the funds are applied to the construction of the flotation plant, or is expensed.
People | Results | Growth  65

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements

			Company and Group
	Revolving	Revolving
	Credit	Credit	Gold	Gold
	Facility	Facility	Loan	Loan	Total	Total
	$US 000	$US 000	$US 000	$US 000	$US 000	$US 000
Repayment Maturity	2005	2004	2005	2004	2005	2004
Current
Less than One Year	—	19,509	—	—	—	19,509
Non–Current
Between one and two years	—	—	26,940	—	26,940	—
Between two and three years	—	—	44,900	—	44,900	—
In excess of three years	—	—	143,600	—	143,600	—
Total	—	19,509	215,520	—	215,520	19,509
NOTE 23: Financial Risk Management

(i)	Foreign exchange risk
The Company is exposed to some foreign exchange risk arising from various currency exposures, primarily with respect to the PNG Kina and Australian Dollar. However, as revenue and a large proportion of expenditure are denominated in US Dollars the Company does not hedge its foreign exchange exposure.
(ii)	Interest rate risk
The Company had $US127.8 million on deposit at year-end to cover both operating costs and identified capital expenditure and debt reduction initiatives. Of interest bearing liabilities the fixed / floating split is 35% (2004: 41%) and 65% (2004: 59%) respectively. A change in interest rates of 10% will have an income impact of approximately $US0.4 million per annum.
(iii)	Credit risk
For hedging transactions the maximum credit risk at any point in time is the difference between the agreed strike price in the contract, and the prevailing spot price, to the extent that hedging positions are in-the-money. At the prevailing spot price on the 31 December 2005 of $US517.38 (2004: $US438.00) the hedge book was $US263.2 million out-of-the-money (2004: $US233.6 million out-of-the-money), effectively quantifying the Company’s credit risk as at that date. Transactions are spread between 14 major bullion banks, with the most significant concentration at 31 December 2005 being with Mitsui Precious Metals Inc. at 35% of hedges (2004: 26%) and J Aron & Company at 15% of hedges (2004: 13%).
All counterparties to these transactions are recognised financial institutions with a minimum credit rating of Aa3. The Company’s risk in the event of any of the counterparties defaulting on their contractual obligations is limited to any revenue that may be foregone in the case where the defaulted contract’s strike price exceeds the prevailing spot price at the value date. The Company does not expect any counterparty to fail to meet its obligations.
In the event of the Company’s failure to meet its gold delivery obligations, the Company would be obliged to fulfill its obligations by way of payment in US Dollars or by way of a gold purchase.
(iv)	Liquidity risk
The Company engages in prudent liquidity risk management by maintaining sufficient cash and cash equivalents and ensuring the availability of adequate committed credit facilities.
66 Lihir Gold Annual Report 2005

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements
NOTE 24: Derivative Financial Instruments

		Group		Company
		$US 000		$US 000
	Note	2005	2004	2005	2004
Current Assets
– Forward contracts		543	298	543	298
– Put options bought		—	175	—	175
		543	473	543	473

Non-Current Assets
– Forward contracts		4,236	19,382	4,236	19,382
– Put options bought		—	1,751	—	1,751
		4,236	21,133	4,236	21,133

Current Liabilities
– Forward contracts		36,531	40,915	36,531	40,915
– Calls options sold		4,262	10,884	4,262	10,884
		40,793	51,799	40,793	51,799

Non-Current Liabilities
– Forward contracts		192,224	179,615	192,224	179,615
– Call options sold		34,933	23,777	34,933	23,777
		227,157	203,392	227,157	203,392

Shareholders’ Equity — fair value and other reserves
– Forward contracts		(280,333)	(215,214)	(280,333)	(215,214)
– Call options sold		(32,975)	(31,382)	(32,975)	(31,382)
– Deferred hedging gains / (losses)		8,664	14,367	8,664	14,367
– Deferred taxation		78,952	70,076	78,952	70,076
		(225,692)	(162,153)	(225,692)	(162,153)

The estimated net amount of gains / (losses) contained in the fair value and other reserves which are expected to be reclassified to earnings within the next 12 months are as follows:

Forward contracts		(53,476)	(40,183)	(53,476)	(40,183)
Deferred hedging gains / (losses)		1,965	6,117	1,965	6,117
Deferred taxation		12,075	15,682	12,075	15,682
		(39,436)	(18,384)	(39,436)	(18,384)
The Company has entered into a series of agreements with financial institutions in relation to future sales of gold. The purpose of these transactions is to protect the level of income in future years. It is not Company policy to engage in speculative hedging activities.
In September 2005 a gold loan of 480,000 ounces was negotiated as part of new Syndicated Finance Facility (Note 22). These negotiations also included an overall restructure of the hedge book that culminated in a reduction of hedge commitments of 470,830 ounces, an increase in the overall hedge book strike price, along with a substantial portion of the Company’s remaining hedge commitments deferred to later years.
People | Results | Growth 67

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements
As at 31 December 2005 the Company’s hedge book commitments amounted to 1,207,500 ounces as shown in the following summary:

	Forward Sales		Put Options Bought		Call Options Sold
	Ounces	Price	Ounces	Price	Ounces	Price
0–3 months	30,000	$318.43	—	—	—	—
3–6 months	40,000	$333.63	—	—	—	—
6–9 months	62,500	$324.89	—	—	—	—
9–12 months	55,000	$345.33	19,000	$315.00	19,000	$307.00
2007	115,000	$330.26	76,000	$315.00	76,000	$307.00
2008	145,000	$327.12	—	—	—	—
2009*	240,000	$371.67	—	—	—	—
2010*	240,000	$371.67	—	—	—	—
2011*	120,000	$371.67	13,000	$375.00	13,000	$375.00
2012	—	—	26,000	$375.00	26,000	$375.00
2013	—	—	26,000	$375.00	26,000	$375.00
	1,047,500	$353.80	160,000	$339.38	160,000	$334.63

*	The gross price for the Forward Sales in these years is shown. The price net of fees is $350.00.
Forward sales are transactions against which the Company will be obliged to deliver when they fall due. The price therefore represents a fixed and guaranteed amount of revenue.
Bought put options are transactions that will occur at the discretion of the Company. Should the spot price exceed the strike price of the option at the date on which the option expires, the Company will allow the option to expire and will sell the equivalent amount of gold in the spot market. Conversely, if the strike price is higher than the spot price on that date, the option will be exercised.
Sold call options are transactions that will occur at the discretion of the purchaser. Should the spot price exceed the strike price of the option at the date on which the option expires, a rational purchaser would exercise the option obliging the Company to deliver gold into the contract at the contracted strike price.
Gold lease rate swaps against hedges entitle the Company to receive a fixed rate allowance, used in the determination of the forward contract price, in exchange for an obligation to pay a floating rate, where settlement occurs on a periodic basis.
The Company does not enter into hedging transactions that have provisions for margin calls.
The minimum total revenue generated from these programs will be $US424 million (2004: $US639 million). Revenue generated from the same number of ounces at the prevailing spot price at 31 December 2005 of $US517.38 (2004: $US438.00) per ounce would be $US625 million (2004 $US843 million).
On 31 December 2005, the estimated fair value of the total hedge program as determined by an independent party, based on the ruling spot price of $US517.38 (2004: $US438.00), was $US263.2 million out-of-the-money (2004: $US233.6 million out-of-the-money). At the spot price plus 10% ($US569.12) the estimated fair value would be approximately $US326 million out of the money. Conversely at the spot price less 10% ($US465.64) the estimated fair value would be $US201 million out of the money. The fair value of commodity contracts is estimated based on quotes from the market makers of these instruments and represents the estimated amounts that the Company would expect to receive or pay to terminate the agreements at the reporting date. Fair value of options is an estimate based on relevant market information such as: volatility of similar options, futures prices and the contracted strike price.
Net profit for 2005 included revaluation costs relating to ineffective hedges of $US5.4 million (2004: revenue of $US8.6 million). The hedge effectiveness provisions of IAS 39 require that the ineffective portion of the hedge be passed immediately through the Income Statement. During the latter part of 2000 and early 2001, gold lease rates were historically high. In locking in the gold price for future production, Lihir elected to retain a floating rate exposure to lease rates by way of gold lease rate swaps and by 2004 lease rates had declined near historical low levels. The cost of $US5.4 million (2004: revenue of $US8.6 million) has arisen due to lease rates rising in 2005 from the 2004 low levels.
The effective portion of the hedge is retained in equity, to be recycled to earnings on delivery of designated production. At 31 December 2005, shareholders equity included a hedging fair value reserve of negative $US225.7 million after tax (2004: negative $US162.2 million).
The Company does not use financial instruments to hedge future interest rates or foreign exchange transactions.
68 Lihir Gold Annual Report 2005

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements
NOTE 25: Segment Reporting Primary Reporting (Business Segments)

	Gold	Unallocated	Group
2005	$US 000	$US 000	$US 000
Segment revenue	224,826	45	224,871
Segment result	17,616	(1,879)	15,737
Income tax (expense) / benefit	(6,512)	563	(5,949)
Net profit	11,104	(1,316)	9,788

Segment assets	1,319,324	82	1,319,406
Segment liabilities	535,484	450	535,934
Acquisition of segment assets	99,410	82	99,492
Segment depreciation and amortisation	35,757	—	35,757

2004
Segment revenue	234,668	—	234,668
Segment result	315,270	(785)	314,485
Income tax benefit	14,501	235	14,736
Net profit	329,771	(550)	329,221

Segment assets	1,156,906	—	1,156,906
Segment liabilities	319,683	—	319,683
Acquisition of segment assets	87,663	—	87,663
Segment depreciation and amortisation	32,929	—	32,929
The Company produces gold in Papua New Guinea with a minor quantity of silver produced as a by-product.
Secondary Reporting (Geographical Segments)

	Segment Sales Revenue		Segment Assets		Acquisition of Segment Assets		Segment Liabilities
	$US 000		$US 000		$US 000		$US 000
	2005	2004	2005	2004	2005	2004	2005	2004
Papua New Guinea	—	—	1,288,666	1,111,505	99,410	87,663	259,806	56,281
Australia	175,019	211,428	30,740	43,241	82	—	231,853	186,525
Europe	47,260	20,743	—	336	—	—	—	41,816
Asia	16,407	6,462	—	1,824	—	—	44,275	35,061
Unallocated	(13,486)	(17,168)	—	—	—	—	—	—
(non-cash deferred hedging realisation)
Total Group	225,200	221,465	1,319,406	1,156,906	99,492	87,663	535,934	319,683
Segment revenues, expenses, assets and liabilities include amounts directly attributable to a segment and the portion that can be allocated to the segment on a reasonable basis.
     People | Results | Growth  69

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements
NOTE 26: Related Party Transactions
Transactions between related parties are on normal commercial terms and conditions that are no more favourable than those available to other parties.
Lihir Management Company Limited (LMC), a wholly owned subsidiary of Rio Tinto Plc until 10 October 2005, managed the Company pursuant to a Management Agreement dated 17 March 1995. The agreement between LMC and Rio Tinto Plc was terminated on 10 October 2005 when Lihir Gold Limited acquired all LMC shares. Until that date LMC had received a management fee according to the terms of this agreement. Rio Tinto Plc, through its subsidiaries, was a significant shareholder in the Company.
There were two directors who were on the Board of the Company and LMC during the period up to 10 October 2005.
Directors’ interests are outlined in the Directors’ Report.
Lihir has provided debt finance to the Lakaka group and to Kuridala, as disclosed in note 10. There is no exposure to losses in these companies apart from the credit risk exposure for amounts owed. Except where specifically provided, all amounts advanced are deemed to be recoverable.
A relative of a director provided specialised services to the Company.

	Group		Company
	$US 000		$US 000
	2005	2004	2005	2004
Amounts included in the determination of profit from ordinary activities before taxation that resulted from transactions with related parties:
The Rio Tinto Group supplies labour on a secondment basis and bears expenses on behalf of the Company which are subsequently recharged to the Company
— Secondment of management	995	1,250	995	1,250
— Technical services	1,680	1,520	1,680	1,520
— Insurance brokerage fees	—	111	—	111
	2,675	2,881	2,675	2,881

LMC management fee	1,125	1,500	1,125	1,500
Interest received from related entities on finance provided (refer to note 10)	72	209	72	209
Lakaka group, a landowner group of companies, supplies various services to the Company on an arms length basis.	7,839	8,235	7,839	8,235
Kuridala, a landowner company, supplies various services to the Company on an arms length basis.	377	1,570	377	1,570
Anthony Garnaut, a relative of a director, provided consulting services to the Company on an arms length basis.	18	—	18	—
70  Lihir Gold Annual Report 2005

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements
NOTE 27: Earnings Per Share
The number of ordinary shares has been based on the weighted average number of ordinary shares on issue during the year. At 31 December 2005 no options were outstanding.

	Group		Company
	$US 000		$US 000
	2005	2004	2005	2004
Net profit attributable to ordinary shareholders	9,788	329,221	9,788	329,221
Weighted average number of ordinary shares (thousands)	1,284,225	1,284,082	1,284,225	1,284,082
Basic EPS (cents / share)	0.8	25.6	0.8	25.6
Diluted number of ordinary shares (thousands)	1,284,225	1,284,082	1,284,225	1,284,082
Diluted EPS (cents / share)	0.8	25.6	0.8	25.6
NOTE 28: Dividends Per Share
No dividends were declared or paid in 2005 or in 2004.
NOTE 29: Principal Subsidiaries

Name of Subsidiary	% Ownership Interest	Country of Incorporation
Niugini Mining Limited	100%	Papua New Guinea
Niugini Mining Australia Pty Ltd	100%	Australia
Lihir Management Company Limited	100%	Papua New Guinea
Lihir Business Development Limited	100%	Papua New Guinea
Lihir Services Australia Pty Ltd	100%	Australia
On 2 February 2000 Niugini Mining Limited became a 100% owned subsidiary of the Company.

	$US 000	$US 000
	2005	2004
Investment in subsidiary	54,648	54,648
Less: Provision against investment	(1,203)	(1,127)
	53,445	53,521
Contingent liabilities relating to Niugini Mining Limited and its subsidiary Niugini Mining Australia Pty Ltd are disclosed in Note 21.
On 10 October 2005, Lihir Management Company Limited became a 100% owned subsidiary of the Company. The Company has a two Kina investment in that subsidiary. Lihir Business Development limited, a wholly owned subsidiary of Lihir Management Company Limited, also became a subsidiary on that date.
On 7 November 2005, Lihir Services Australia Pty Ltd was incorporated and became a 100% owned subsidiary of the Company. The Company has a A$1 investment in that subsidiary.
     People | Results | Growth 71

Lihir Gold Limited ARBN 069 803 998
Notes to and Forming Part of the Financial Statements
Directors’ Opinion
In the opinion of the directors:
1.	The financial statements and notes of the Company and of the Group:
a.	comply with International Financial Reporting Standards in all material respects;

b.	give a true and fair view, in all material respects, of the financial position and performance of the Company and the Group; and are in accordance with the Papua New Guinea Companies Act 1997.
2.	There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
On behalf and in accordance with a resolution of the board,

Ross Garnaut	Arthur Hood
Chairman	Managing Director

23 February 2006
Supplementary Information
Additional Disclosures for PNG Investors
In accordance with Accounting Standards Board Directive 2 (ASBD 2) and the Investment Promotion Authority, the Company has approval to prepare and lodge US dollar financial statements, being their measurement and presentation currency. The following supplementary information is however required and is expressed in PNG Kina terms:

	Group		Company
	2005	2004	2005	2004
	K 000	K 000	K 000	K 000
Revenue	658,287	740,511	658,287	740,511
Net Profit	28,653	1,038,880	28,653	1,038,880
Total Assets	3,882,890	3,463,790	4,040,174	3,624,032
Total Liabilities	1,577,204	957,135	1,734,488	1,117,377
Net Assets	2,305,686	2,506,655	2,305,686	2,506,655
Asset and liability balances are translated from US dollars (the Company’s measurement currency) at the rate prevailing at 31 December 2005 of PGK1.00 = $0.3398 (2004 year PGK1.00 = $0.3340) while income and expense items are translated at a rate that approximates actual exchange rates for the year of PGK1.00 = $0.3416 (2004 year PGK1.00 = $0.3169).
72  Lihir Gold Annual Report 2005

Lihir Gold Limited ARBN 069 803 998
Independent Audit Report
Independent audit report to the members of Lihir Gold Limited and subsidiaries
Audit opinion
In our opinion,
a)	the financial report of Lihir Gold Limited and subsidiaries:
–	gives a true and fair view of the financial position of Lihir Gold Limited and subsidiaries at 31 December 2005, and of their performance for the year ended on that date, and

–	is presented in accordance with the Companies Act 1997, International Financial Reporting Standards and other generally accepted accounting practice in Papua New Guinea
b)	proper accounting records have been kept by the Company as far as appears from our examination of those records; and

c)	we have obtained all the information and explanations we have required.
This opinion must be read in conjunction with the rest of our audit report.
Scope
The financial report and directors’ responsibility
The financial report comprises the Balance Sheet, Income Statement, Statement of Changes in Equity, Statement of Cash Flows, and the accompanying notes to the financial statements for both Lihir Gold Limited (the Company) and Lihir Gold Limited and subsidiaries (the Group), for the year ended 31 December 2005. The Group comprises both the Company and the entities it controlled during that year.
The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Companies Act 1997. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.
Audit approach
We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with International Standards on Auditing, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.
We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Companies Act 1997, International Financial Reporting Standards and other generally accepted accounting practice in Papua New Guinea, a view which is consistent with our understanding of the Company’s and the Group’s financial position, and of their performance as represented by the results of their operations and cash flows.
We formed our audit opinion on the basis of these procedures, which included:
–	examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and

–	assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.
We read the other information in the Annual Report to determine whether it contained any material inconsistencies with the financial report.
While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.
Our audit did not involve an analysis of the prudence of business decisions made by the directors or management.
Independence
In conducting our audit, we followed applicable independence requirements of the Certified Practicing Accountants of Papua New Guinea and the Companies Act 1997.

SJD Humphries	PricewaterhouseCoopers
Port Moresby, Papua New Guinea
23 February 2006
People | Results | Growth  73

Lihir Gold Limited ARBN 069 803 998
Shareholder Information
The Company’s securities
The Company’s securities consist of ordinary and class B shares. The shares have no par value. All issued shares are fully paid. The Company has issued a total of 1,284,224,710 ordinary shares and 161,527,405 class B shares. There were no shares issued during the reporting period.
The 161,527,405 class B shares are held by Niugini Mining Limited, which is a wholly-owned subsidiary of the Company. They carry no voting rights nor entitlement to dividends. These shares are not transferable and are redeemable at the Company’s option.
There were 25,876 shareholders and no option holders on the Company’s register of shareholders and option holders as at 17 February 2006. The distribution of the Company’s ordinary shareholdings at that date was as follows:

Range of Shares Held	Number of Shareholders	Number of Shares Held	% of Issued Capital
1 — 1,000	7,344	4,709,279	0.37%
1,001 — 5,000	11,359	32,508,767	2.53%
5,001 — 10,000	3,686	30,281,684	2.36%
10,001 — 100,000	3,244	86,315,595	6.72%
100,001 — and over	243	1,130,409,385	88.02%
Total	25,876	1,284,224,710	100.00%
74   Lihir Gold Annual Report 2005

Lihir Gold Limited ARBN 069 803 998
Shareholder Information
Twenty Largest Shareholders
The twenty largest registered holders of ordinary shares as at 17 February 2006 were:

Rank	Name	Ordinary Shares	% of Ordinary Issued Shares
1	National Nominees Limited	282,861,209	22.03
2	ANZ Nominees Limited	250,942,467	19.54
3	Westpac Custodian Nominees	145,410,371	11.32
4	J P Morgan Nominees Australia	114,439,926	8.91
5	Mineral Resources Lihir	62,130,731	4.84
6	Citicorp Nominees Pty Limited	40,500,951	3.15
7	HSBC Custody Nominees	24,791,664	1.93
8	Cogent Nominees Pty Limited	18,557,445	1.45
9	UBS Nominees Pty Ltd	17,807,871	1.39
10	HSBC Custody Nominees	17,172,221	1.34
11	Queensland Investment	9,065,785	0.71
12	Fortis Clearing Nominees P/l	8,243,729	0.64
13	AMP Life Limited	8,114,265	0.63
14	Suncorp Custodian Services Pty	7,726,200	0.60
15	HSBC Custody Nominees	7,379,685	0.57
16	Mr Stephen Segal	3,873,262	0.30
17	HSBC Custody Nominees	3,567,883	0.28
18	Irrewarra Investments Pty Ltd	3,454,487	0.27
19	Citicorp Nominees Pty Limited	3,086,862	0.24
20	Yandal Investments Pty Ltd	2,834,377	0.22
	Top 20 Total	1,031,961,391	80.36
People | Results | Growth    75

Lihir Gold Limited ARBN 069 803 998
Shareholder Information
Share options
Lihir Gold Limited had no unissued shares under option either at 31 December 2005 or at 17 February 2006.
Unmarketable parcels of securities
There were 886 shareholders holding less than a marketable parcel of the Company’s shares on 17 February 2006. Based on the market prices of the Company’s shares on 17 February, less than 251 shares constituted an unmarketable parcel.
Share buy-backs
There is no current or imminent buy-back of the Company’s shares.
Stock exchange listings
The Company is listed on the Australian Stock Exchange (Market Code “LHG”), the NASDAQ National Market (Market Code “LIHRY”) and the Port Moresby Stock Exchange (Market Code “LHG”).
Chess
The Company participates in the Clearing House Electronic Sub-register system known as CHESS, pursuant to the ASX listing rules. The Company provides share notices to shareholders and does not issue share certificates.
American depositary receipts (ADR) programme
The Company has entered two Deposit Agreements with the Bank of New York (the “Depositary”), whereby the Depositary issues ADR’s evidencing American Depositary Shares (“ADSs”). In the United States, each ADS issued under the programme represents the rights attributable to 20 ordinary shares in the Company deposited with the Depositary or its custodial agents. The ADS under the 1995 agreement are listed and traded on the NASDAQ National Market. The ADS under the 1999 agreement are a restricted ADR programme and unlisted. At 17 February 2006 there were 10,086,520 listed ADS representing 201,730,400 shares held by 20 registered holders, and 70,000 unlisted ADS representing 1,400,000 shares held by 3 registered holders. This compares with 5,588,157 listed ADS and 341,000 unlisted ADS at the same time last year.
Substantial shareholders
As at February 2006, the Company had received the following current substantial shareholder notices pursuant to the Securities Act 1997.

Name of substantial shareholders	Relevant interest	Percentage/voting power
NWQ Investment Management Co and Nuveen Investments Inc	158,385,514	12.33%
Merrill Lynch Investment Managers (Group)	129,910,503	10.12%
MIR Investment Management Ltd	65,565,919	5.11%
76    Lihir Gold Annual Report 2005

Corporate Directory
Lihir Gold Offices
Papua New Guinea
Registered office
Level 7, Pacific Place
Cnr Champion Parade and Musgrave Street
Port Moresby, NCD
Papua New Guinea
Mailing address
PO Box 789
Port Moresby
Papua New Guinea
Phone: +675 321 7711
Fax: +675 321 4705
Administration office (operations)
Putput
Lihir Island
New Ireland Province
Papua New Guinea
Phone: +675 986 4014
Fax: +675 986 4018
Australia
Registered office
Level 9, 500 Queen Street
Brisbane 4000
Queensland
Australia
Mailing address
GPO Box 905
Brisbane 4001
Queensland
Phone: +617 3318 3300
Fax: +617 3318 9203
Shareholder Information
Share Registry
Please quote your shareholder number on
all communications with the share registry.
Papua New Guinea
Computershare Investor Services Pty Ltd
C/- Kina Securities
Level 2, Deloitte Tower
Douglas Street
Port Moresby
Papua New Guinea
or
PO Box 1141
Port Moresby NCD 121
Papua New Guinea
Phone: +675 308 3888
Fax: +675 308 3899
Australia
Computershare Investor Services Pty Ltd
Level 19, 307 Queen Street
Brisbane Queensland 4000
Australia
or
GPO Box 523
Brisbane Queensland 4001
Australia
Phone: +617 3237 2100
Phone: (within Australia) 1300 552 270
Fax: +617 3229 9860
Email: Brisbane.services@computershare.com
Website: www.computershare.com
ADR Depositary
Specific queries about American Depositary
Receipts should be directed to:
The Bank of New York
Depositary Receipts Division
101 Barclay Street, 22 West
New York
New York 10286
United States of America
Phone: 1-888-BNY-ADRs Toll free (for US
residents) 1-610-312-5315 (Non-US residents)
Website: www.adrbny.com
Stock Exchange Listings
Australian Stock Exchange
Code: LHG
www.asx.com.au
Nasdaq Stock Exchange
Code: LIHRY
www.nasdaq.com
Port Moresby Stock Exchange
Code: LHG
www.pomsox.com.pg
Lihir Website
www.lihir.com.pg
General Enquiries
By email to info@lihir.com.pg
or telephone the Brisbane or Lihir offices
on the telephone numbers provided.
Auditors
PricewaterhouseCoopers
Level 6
Credit House
Cuthbertson Street
Port Moresby
Papua New Guinea
Phone: +675 321 1500
Fax: +675 321 1428